Exhibit 99.83
Analyst Coverage
Firm	Analyst
Banorte	José Itzamna Espitia
Barclays	Gilberto Garcia
Bradesco BBI	Victor Mizusaki
BX+	Marco Antonio Medina Zaragoza
Citi	Stephen Trent
Cowen Securities	Helane Becker
Deutsche Bank	Michael Linenberg
Evercore Partners	Duane Pfennigwerth
GBM	Mauricio Martinez
HSBC	Ricardo Rezende
Intercam Casa de Bolsa	Alejandra Marcos
Morgan Stanley	Joshua Milberg
Santander	Pedro Balcao
UBS	Rogerio Araujo
Vector	Marco Antonio Montañez

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

Statement of financial position
Consolidated
Ticker: VLRS	Quarter: 4 Year: 2017

	As of December 31, 2017	As of December 31, 2016
Statement of financial position
Assets
Current assets
Cash and cash equivalents	6,950,879	7,071,251
Trade and other current receivables	878,931	769,751
Recoverable income tax	570,361	192,967
Financial instruments	497,403	543,528
Inventories	294,850	243,884
Current biological assets	0	0
Other current non-financial assets	2,120,606	2,729,735
Total current assets other than non-current assets or disposal groups classified as held for sale or as held for distribution to owners	11,313,030	11,551,116
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	0
Total current assets	11,313,030	11,551,116
Non-current assets
Trade and other non-current receivables	0	0
Current tax assets, non-current	0	0
Non-current inventories	0	0
Non-current biological assets	0	0
Financial instruments	0	324,281
Investments accounted for using equity method	0	0
Investments in subsidiaries, joint ventures and associates	0	0
Rotable spare parts, furniture and equipment, net	4,375,697	2,525,008
Investment property	0	0
Goodwill	0	0
Intangible assets, net	190,420	114,041
Deferred income tax	562,445	559,083
Other non-current non-financial assets	6,224,675	6,708,242
Total non-current assets	11,353,237	10,230,655
Total assets	22,666,267	21,781,771
Equity and liabilities
Liabilities
Short-term liabilities
Trade and other current payables	4,525,252	4,556,636
Income taxes payable	111,292	196,242
Other current financial liabilities	2,403,562	1,065,381
Accrued liabilities	2,050,973	1,785,439
Short-term provisions
Current provisions for employee benefits	0	0
Other liabilities	280,744	284,200
Total short-term provisions	280,744	284,200
Total short-term liabilities other than liabilities included in disposal groups classified as held for sale	9,371,823	7,887,898
Liabilities included in disposal groups classified as held for sale	0	0
Total short-term liabilities	9,371,823	7,887,898
Long-term liabilities
Trade and other non-current payables	0	0
Current tax liabilities, non-current	0	0
Other non-current financial liabilities	1,079,152	943,046
Other non-current non-financial liabilities	199,848	169,808
Non-current provisions
Non-current provisions for employee benefits	19,289	13,438
Other non-current provisions	216,702	136,555
Total non-current provisions	235,991	149,993
Deferred tax liabilities	1,616,282	1,836,950
Total non-current liabilities	3,131,273	3,099,797
Total liabilities	12,503,096	10,987,695
Equity
Issued capital	2,973,559	2,973,559
Share premium	1,804,528	1,800,613
Treasury shares	85,034	83,365
Retained earnings	5,080,049	5,927,576
Other reserves	390,069	175,693
Total equity attributable to owners of parent	10,163,171	10,794,076
Non-controlling interests	0	0
Total equity	10,163,171	10,794,076
Total equity and liabilities	22,666,267	21,781,771

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

Consolidated Statement of operations

Consolidated
Ticker: VLRS	Quarter: 4 Year: 2017

	For the twelve months ended December 31, 2017	For the twelve months ended December 31, 2016		For the three months ended December 31, 2017		For the three months ended December 31, 2016
Profit or loss
Profit (loss)
Operating revenues	24,845,375	23,512,451		6,625,755		6,468,527
Cost of sales	0	0		0		0
Gross profit	24,845,375	23,512,451		6,625,755		6,468,527
Sales, marketing and distribution expenses	1,691,524	1,413,348		479,072		437,212
Administrative expenses	0	0		0		0
Other income	96,765	496,742		77,954		126,712
Other expense	23,231,974 (1)	19,856,154	(2)	6,106,711	(3)	5,684,884	(4)
Operating income	18,642	2,739,691		117,926		473,143
Finance income	105,795	2,272,096		817,138		876,471
Finance costs	880,211	35,116		24,077		10,689
Share of profit (loss) of associates and joint ventures accounted for using equity method	0	0		0		0
(Loss) income before income tax	(755,774)	4,976,671		910,987		1,338,925
Income tax (benefit) expense	(161,175)	1,457,182		355,511		365,580
(Loss) income from continuing operations	(594,599)	3,519,489		555,476		973,345
Income (loss) from discontinued operations	0	0		0		0
Net (loss) income	(594,599)	3,519,489		555,476		973,345
(Loss) income, attributable to
(Loss) income, attributable to owners of parent	(594,599)	3,519,489		555,476		973,345
(Loss) income, attributable to non-controlling interests	0	0		0		0
Earnings per share
(Loss) earnings per share
(Loss) earnings per share
Basic (loss) earnings per share
Basic (loss) earnings per share from continuing operations	(0.59)	3.48		0.55		0.96
Basic earnings (loss) per share from discontinued operations	0	0		0		0
Total basic (loss) earnings per share	(0.59)	3.48		0.55		0.96
Diluted (loss) earnings per share
Diluted (loss) earnings per share from continuing operations	(0.59)	3.48		0.55		0.96
Diluted earnings (loss) per share from discontinued operations	0	0		0		0
Total (loss) diluted earnings per share	(0.59)	3.48		0.55		0.96

[1] —Includes the following expenses:  i) Fuel by Ps. 7,255,636, ii) Aircraft and engine rent expenses by Ps. 6,072,502, iii) Landing, take-off and navigation expenses by Ps. 4,009,915, iv) Salaries and benefits by Ps. 2,823,647, v) Maintenance by Ps. 1,433,147, vi) Other operating expenses by Ps. 1,088,440, and vii) Depreciation and amortization by Ps. 548,687.

[2] —Includes the following expenses: i) Fuel by Ps. 5,741,403, ii) Aircraft and engine rent expenses by Ps. 5,590,058, iii) Landing, take-off and navigation expenses by Ps. 3,272,051, iv) Salaries and benefits by Ps. 2,419,537, v) Maintenance by Ps. 1,344,110, vi) Other operating expenses by Ps. 952,452, and vii) Depreciation and amortization by Ps. 536,543.

[3] —Includes the following expenses:  i) Fuel by Ps. 1,972,075, ii) Aircraft and engine rent expenses by Ps. 1,611,784, iii) Landing, take-off and navigation expenses by Ps. 980,580, iv) Salaries and benefits by Ps. 715,351, v) Maintenance by Ps. 395,908, vi) Other operating expenses by Ps. 299,941, and vii) Depreciation and amortization by Ps. 131,072.

[4] —Includes the following expenses:  i) Fuel by Ps. 1,793,836, ii) Aircraft and engine rent expenses by Ps. 1,591,519, iii) Landing, take-off and navigation expenses by Ps. 865,565, iv) Salaries and benefits by Ps. 671,925, v) Maintenance by Ps. 340,142, vi) Other operating expenses by Ps. 279,683, and vii) Depreciation and amortization by Ps. 142,214.

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

Consolidated Statement of Comprehensive income, OCI components presented net of tax

Consolidated
Ticker: VLRS	Quarter: 4 Year: 2017

	For the twelve months ended December 31,2017	For the twelve months ended December 31, 2016	For the three months ended December 31,2017	For the three months ended December 31, 2016
Statement of comprehensive income
Net (loss) income for the year	(594,599)	3,519,489	555,476	973,345
Other comprehensive income
Components of other comprehensive income that will not be reclassified to profit or loss, net of tax
Other comprehensive income, net of tax, gains (losses) from investments in equity instruments	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on revaluation	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on remeasurements of defined benefit plans	(1,243)	(310)	(1,243)	(310)
Other comprehensive income, net of tax, change in fair value of financial liability attributable to change in credit risk of liability	0	0	0	0
Other comprehensive income, net of tax, gains (losses) on hedging instruments that hedge investments in equity instruments	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss, net of tax	0	0	0	0
Total other comprehensive income that will not be reclassified to profit or loss, net of tax	(1,243)	(310)	(1,243)	(310)
Components of other comprehensive income that will be reclassified to profit or loss, net of tax
Exchange differences on translation
Gains (losses) on exchange differences on translation, net of tax	(7,178)	(4,756)	(7,476)	(2,014)
Reclassification adjustments on exchange differences on translation, net of tax	0	0	0	0
Other comprehensive income, net of tax, exchange differences on translation	(7,178)	(4,756)	(7,476)	(2,014)
Available-for-sale financial assets
Gains (losses) on remeasuring available-for-sale financial assets, net of tax	0	0	0	0
Reclassification adjustments on available-for-sale financial assets, net of tax	0	0	0	0
Other comprehensive income, net of tax, available-for-sale financial assets	0	0	0	0
Cash flow hedges
Gains (losses) on cash flow hedges, net of tax	7,810	29,140	2,523	7,579
Reclassification adjustments on cash flow hedges, net of tax	0	0	0	0
Amounts removed from equity and included in carrying amount of non-financial asset (liability) whose acquisition or incurrence was hedged highly probable forecast transaction, net of tax	0	0	0	0
Other comprehensive income, net of tax, cash flow hedges	7,810	29,140	2,523	7,579
Hedges of net investment in foreign operations
Gains (losses) on hedges of net investments in foreign operations, net of tax	0	0	0	0
Reclassification adjustments on hedges of net investments in foreign operations, net of tax	0	0	0	0
Other comprehensive income, net of tax, hedges of net investments in foreign operations	0	0	0	0
Change in value of time value of options
Gains (losses) on change in value of time value of options, net of tax	(37,941)	408,146	117,020	177,707
Reclassification adjustments on change in value of time value of options, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of time value of options	(37,941)	408,146	117,020	177,707
Change in value of forward elements of forward contracts
Gains (losses) on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Reclassification adjustments on change in value of forward elements of forward contracts, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of forward elements of forward contracts	0	0	0	0
Change in value of foreign currency basis spreads
Gains (losses) on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Reclassification adjustments on change in value of foreign currency basis spreads, net of tax	0	0	0	0
Other comprehensive income, net of tax, change in value of foreign currency basis spreads	0	0	0	0
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss, net of tax	0	0	0	0
Total other comprehensive income that will be reclassified to profit or loss, net of tax	(37,309)	432,530	112,067	183,272
Total other comprehensive income	(38,552)	432,220	110,824	182,962
Total comprehensive income	(633,151)	3,951,709	666,300	1,156,307
Comprehensive income attributable to
Comprehensive income, attributable to owners of parent	(633,151)	3,951,709	666,300	1,156,307
Comprehensive income, attributable to non-controlling interests	0	0	0	0

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

Consolidated statements of cash flows, indirect method

Consolidated
Ticker: VLRS	Quarter: 4 Year: 2017

	For the twelve months ended December 31, 2017	For the twelve months ended December 31, 2016
Consolidated statement of cash flows
Cash flows from (used in) operating activities
Net (loss) income	(594,599)	3,519,489
Adjustments to reconcile profit (loss)
Discontinued operations	0	0
Adjustments for income tax expense	(161,175)	1,457,182
Adjustments for finance costs	484,928	(1,121,808)
Adjustments for depreciation and amortisation expense	548,687	536,543
Adjustments for impairment loss (reversal of impairment loss) recognised in profit or loss	0	0
Adjustments for provisions	0	0
Adjustments for unrealised foreign exchange losses (gains)	0	0
Adjustments for share-based payments	8,783	4,826
Adjustments for fair value losses (gains)	0	0
Adjustments for undistributed profits of associates	0	0
Adjustments for losses (gains) on disposal of non-current assets	(64,978)	(483,565)
Participation in associates and joint ventures	0	0
Adjustments for decrease (increase) in inventories	(50,966)	(80,811)
Adjustments for decrease (increase) in trade accounts receivable	12,770	(115,629)
Adjustments for decrease (increase) in other operating receivables	(336,053)	(352,412)
Adjustments for increase (decrease) in trade accounts payable	196,082	136,178
Adjustments for increase (decrease) in other operating payables	353,014	523,524
Other adjustments for non-cash items	(91,203)	(69,892)
Other adjustments for which cash effects are investing or financing cash flow	0	0
Straight-line rent adjustment	0	0
Amortization of lease fees	0	0
Setting property values	0	0
Other adjustments to reconcile profit (loss)	1,290,633	(2,105,475)
Total adjustments to reconcile profit (loss)	2,190,522	(1,671,339)
Net cash flows from (used in) operations	1,595,923	1,848,150
Dividends paid	0	0
Dividends received	0	0
Interest paid	0	0
Interest received	105,795	102,591
Income taxes refund (paid)	715,849	972,009
Other inflows (outflows) of cash	0	0
Net cash flows from provided by operating activities	985,869	978,732
Cash flows from (used in) investing activities
Cash flows from losing control of subsidiaries or other businesses	0	0
Cash flows used in obtaining control of subsidiaries or other businesses	0	0
Other cash receipts from sales of equity or debt instruments of other entities	0	0
Other cash payments to acquire equity or debt instruments of other entities	0	0
Other cash receipts from sales of interests in joint ventures	0	0
Other cash payments to acquire interests in joint ventures	0	0
Proceeds from sales of property, plant and equipment	392,220	2,231,531
Purchase of property, plant and equipment	2,521,752	2,198,697
Proceeds from sales of intangible assets	0	0
Purchase of intangible assets	130,908	60,792
Proceeds from sales of other long-term assets	0	0
Purchase of other long-term assets	0	0
Proceeds from government grants	0	0
Cash advances and loans made to other parties	0	0
Cash receipts from repayment of advances and loans made to other parties	0	0
Cash payments for future contracts, forward contracts, option contracts and swap contracts	0	0
Cash receipts from future contracts, forward contracts, option contracts and swap contracts	0	0
Dividends received	0	0
Interest paid	0	0
Interest received	0	0
Income taxes refund (paid)	0	0
Other inflows (outflows) of cash	0	0
Net cash flows used in investing activities	(2,260,440)	(27,958)
Cash flows from (used in) financing activities
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
Payments from changes in ownership interests in subsidiaries that do not result in loss of control	0	0
Proceeds from issuing shares	0	0
Proceeds from issuing other equity instruments	0	0
Payments to acquire or redeem entity's shares	0	0
Payments of other equity instruments	0	0
Proceeds from borrowings	2,438,025	1,716,244
Repayments of borrowings	924,867	1,531,460
Payments of finance lease liabilities	0	0
Proceeds from government grants	0	0
Dividends paid	0	0
Interest paid	105,388	39,350
Income taxes refund (paid)	0	0
Other inflows (outflows) of cash	(9,470)	(134,669)
Net cash flows provided by financing activities	1,398,300	10,765
Net increase in cash and cash equivalents before effect of exchange rate changes	123,729	961,539
Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents	(244,101)	952,399
Net (decrease) increase in cash and cash equivalents	(120,372)	1,913,938
Cash and cash equivalents at beginning of period	7,071,251	5,157,313
Cash and cash equivalents at end of period	6,950,879	7,071,251

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

Consolidated Statement of changes in equity - Accumulated Current

Consolidated
Ticker: VLRS	Quarter: 4 Year: 2017

	Statements of changes in equity
	Capital stock	Additional paid in capital	Treasury shares	Retained earnings	Revaluation surplus	Exchange differences on translation of foreign operations	Cash flow hedges	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	Change in value of time value of options
Statement of changes in equity
Equity at beginning of period	2,973,559	1,800,613	83,365	5,927,576	0	(4,756)	(7,815)	0	152,627
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	(594,599)	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	(7,178)	7,815	0	(37,946)
Total comprehensive income	0	0	0	(594,599)	0	(7,178)	7,815	0	(37,946)
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	(252,928)	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	3,915	1,669	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	3,915	1,669	(847,527)	0	(7,178)	7,815	0	(37,946)
Equity at end of period	2,973,559	1,804,528	85,034	5,080,049	0	(11,934)	0	0	114,681

	Statements of changes in equity
	Reserve of change in value of forward elements of forward contracts	Reserve of change in value of foreign currency basis spreads	Reserve of gains and losses on remeasuring available-for-sale financial assets	Reserve of share-based payments	Remeasurements of employee benefits	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	Reserve of gains and losses from investments in equity instruments	Reserve of change in fair value of financial liability attributable to change in credit risk of liability	Reserve for catastrophe
Statement of changes in equity
Equity at beginning of period	0	0	0	0	(2,614)	0	0	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	0	0	(1,243)	0	0	0	0
Total comprehensive income	0	0	0	0	(1,243)	0	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	0	(1,243)	0	0	0	0
Equity at end of period	0	0	0	0	(3,857)	0	0	0	0

	Statements of changes in equity
	Reserve for equalisation	Reserve of discretionary participation features	Other comprehensive income	Other reserves	Equity attributable to owners of parent	Non-controlling interests	Equity
Statement of changes in equity
Equity at beginning of period	0	0	38,251	175,693	10,794,076	0	10,794,076
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	(594,599)	0	(594,599)
Other comprehensive income	0	0	0	(38,552)	(38,552)	0	(38,552)
Total comprehensive income	0	0	0	(38,552)	(633,151)	0	(633,151)
Issue of equity	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	252,928	252,928	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	2,246	0	2,246
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	252,928	214,376	(630,905)	0	(630,905)
Equity at end of period	0	0	291,179	390,069	10,163,171	0	10,163,171

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

Consolidated Statement of changes in equity - Accumulated Previous

Consolidated
Ticker: VLRS	Quarter: 4 Year: 2017

	Statements of changes in equity
	Capital stock	Additional paid in Capital	Treasury shares	Retained earnings	Revaluation surplus	Exchange differences on translation of foreign operations	Cash flow hedges	Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	Reserve of change in value of time value of options
Statement of changes in equity
Equity at beginning of period	2,973,559	1,791,040	91,328	2,408,087	0	0	(36,955)	0	(255,519)
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	3,519,489	0	0	0	0	0
Other comprehensive income	0	0	0	0	0	(4,756)	29,140	0	408,146
Total comprehensive income	0	0	0	3,519,489	0	(4,756)	29,140	0	408,146
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	9,573	(7,963)	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	9,573	(7,963)	3,519,489	0	(4,756)	29,140	0	408,146
Equity at end of period	2,973,559	1,800,613	83,365	5,927,576	0	(4,756)	(7,815)	0	152,627

	Statements of changes in equity
	Reserve of change in value of forward elements of forward contracts	Reserve of change in value of foreign currency basis spreads	Reserve of gains and losses on remeasuring available-for-sale financial assets	Reserve of share-based payments	Remeasurements of employee benefits	Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	Reserve of gains and losses from investments in equity instruments	Reserve of change in fair value of financial liability attributable to change in credit risk of liability	Reserve for catastrophe
Statement of changes in equity
Equity at beginning of period	0	0	0	0	(2,304)	0	0	0	0
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	0	0	0	0	0
Other comprehensive income	0	0	0	0	(310)	0	0	0	0
Total comprehensive income	0	0	0	0	(310)	0	0	0	0
Issue of equity	0	0	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	0	0	0	0	0
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	0	(310)	0	0	0	0
Equity at end of period	0	0	0	0	(2,614)	0	0	0	0

	Components of equity
	Reserve for equalisation	Reserve of discretionary participation features	Other comprehensive income	Other reserves	Equity attributable to owners of parent	Non-controlling interests	Equity
Statement of changes in equity
Equity at beginning of period	0	0	38,251	(256,527)	6,824,831	0	6,824,831
Changes in equity
Comprehensive income
Profit (loss)	0	0	0	0	3,519,489	0	3,519,489
Other comprehensive income	0	0	0	432,220	432,220	0	432,220
Total comprehensive income	0	0	0	432,220	3,951,709	0	3,951,709
Issue of equity	0	0	0	0	0	0	0
Dividends recognised as distributions to owners	0	0	0	0	0	0	0
Increase through other contributions by owners, equity	0	0	0	0	0	0	0
Decrease through other distributions to owners, equity	0	0	0	0	0	0	0
Increase (decrease) through other changes, equity	0	0	0	0	0	0	0
Increase (decrease) through treasury share transactions, equity	0	0	0	0	0	0	0
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control, equity	0	0	0	0	0	0	0
Increase (decrease) through share-based payment transactions, equity	0	0	0	0	17,536	0	17,536
Amount removed from reserve of cash flow hedges and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of time value of options and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of forward elements of forward contracts and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Amount removed from reserve of change in value of foreign currency basis spreads and included in initial cost or other carrying amount of non-financial asset (liability) or firm commitment for which fair value hedge accounting is applied	0	0	0	0	0	0	0
Total increase (decrease) in equity	0	0	0	432,220	3,969,245	0	3,969,245
Equity at end of period	0	0	38,251	175,693	10,794,076	0	10,794,076

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

Informative data about the Statement of financial position

Consolidated
Ticker: VLRS	Quarter: 4 Year: 2017

	As of December 31, 2017	As of December 31, 2016
Informative data of the Statement of Financial Position
Capital stock	2,973,559	2,973,559
Restatement of capital stock	0	0
Plan assets for pensions and seniority premiums	0	0
Number of executives	0	0
Number of employees	4,752	4,550
Number of workers	0	0
Outstanding shares	1,011,876,677	1,011,876,677
Repurchased shares	0	0
Restricted cash	0	0
Guaranteed debt of associated companies	0	0

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

Informative data about of consolidated statement of operations

Consolidated
Ticker: VLRS	Quarter: 4 Year: 2017

	For the twelve months ended December 31, 2017	For the twelve months ended December 31, 2016	For the three months ended December 31, 2017	For the three months ended December 31, 2016
Informative data of the Income Statement
Depreciation and amortization	548,687	536,543	131,072	142,214

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

Informative data – Consolidated Statement of operations for 12 months

Consolidated
Ticker: VLRS	Quarter: 4 Year: 2017

	For the twelve months ended December 31, 2017	For the twelve months ended December 31, 2016
Informative data - Consolidated Statement of operations for 12 months
Operating revenues	24,845,375	23,512,451
Operating income	18,642	2,739,691
Net (loss) income	(594,599)	3,519,489
Net (loss) income, attributable to owners of parent	(594,599)	3,519,489
Depreciation and amortization	548,687	536,543

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

Breakdown of credits

Consolidated
Ticker: VLRS	Quarter: 4 Year: 2017

					Credits in domestic currency
					Domestic currency						Foreign currency
					Time interval						Time interval
Credit type / Institution	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more	Current year	Until 1 year	Until 2 years	Until 3 years	Until 4 years	Until 5 years or more
Banks
Foreign trade
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Banks - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Commercial banks
Banco Santander - Bancomext (1)	NO	2011-07-27	2021-11-30	LIBOR + 1.99%								1,452,826
Banco Santander - Bancomext (2)	NO	2011-07-27	2021-11-30	LIBOR + 2.25%									670,388	333,303	75,461
Banco Nacional de México (1)	NO	2017-11-14	2018-02-12	TIIE + 0.7%		200,771
Banco Nacional de México (2)	NO	2017-12-20	2018-03-20	TIIE + 0.2%		572,229
Banco Nacional de México (3)	NO	2017-09-25	2018-03-24	TIIE + 0.8%		177,736
TOTAL					0	950,736	0	0	0	0	0	1,452,826	670,388	333,303	75,461	0
Other banks
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total banks
TOTAL					0	950,736	0	0	0	0	0	1,452,826	670,388	333,303	75,461	0
Stock market
Listed on stock exchange - unsecured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Listed on stock exchange - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Private placements - unsecured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Private placements - secured
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total listed on stock exchanges and private placements
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Other current and non-current liabilities with cost
Other current and non-current liabilities with cost
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total other current and non-current liabilities with cost
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Suppliers
Suppliers
Landing, take off and navigation expenses	NO					294,014
Fuel	NO					165,071
Administrative expenses	NO					109,354
Sales, marketing and distribution expenses	NO					63,968
Technology and communication expenses	NO					37,918
Maintenance expenses	NO					10,051
Other services	NO					2,304
Maintenance expenses USD	YES					0						148,816
Aircraft and engine rent expenses USD	YES											85,161
Technology and communication expenses USD	YES											84,748
Administrative expenses USD	YES											50,862
Sales, marketing and distribution expenses USD	YES											16,549
Landing, take of and navigation expenses USD	YES											6,753
Fuel USD	YES											1,869
TOTAL					0	682,680	0	0	0	0	0	394,758	0	0	0	0
Total suppliers
TOTAL					0	682,680	0	0	0	0	0	394,758	0	0	0	0
Other current and non-current liabilities
Other current and non-current liabilities
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total other current and non-current liabilities
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
Total credits
TOTAL					0	1,633,416	0	0	0	0	0	1,847,584	670,388	333,303	75,461	0

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

Annex - Monetary foreign currency position

Consolidated
Ticker: VLRS	Quarter: 4 Year: 2017

Disclosure of monetary foreign currency position

U.S. dollar amounts at December 31, 2017 have been included solely for the convenience of the reader and are translated from mexican pesos, using an exchange rate of Ps.19.7354 per U.S. dollar, as reported by the Mexican Central Bank (Banco de Mexico) as the ride for the payment of obligations denominated in foreign currency payable in Mexico in effect on December 31, 2017.

	Currencies
	Dollars	Dollar equivalent in pesos	Other currencies equivalent in dollars	Other currencies equivalent in pesos	Total pesos
Foreign currency position
Monetary assets
Current monetary assets	450,898	8,898,652	0	0	8,898,652
Non-current monetary assets	308,934	6,096,936	0	0	6,096,936
Total monetary assets	759,832	14,995,588	0	0	14,995,588
Liabilities position
Short-term liabilities	137,648	2,716,538	0	0	2,716,538
Long- term liabilities	54,681	1,079,151	0	0	1,079,151
Total liabilities	192,329	3,795,689	0	0	3,795,689
Net monetary assets	567,503	11,199,899	0	0	11,199,899

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

Annex - Distribution of income by product

Consolidated
Ticker: VLRS	Quarter: 4 Year: 2017

	Income type
	Domestic	International	Income of subsidiaries abroad	Total operating income
Operating revenues
Domestic (Mexico)	17,313,740	0	0	17,313,740
International (United States of America and Central America)	0	7,531,635	0	7,531,635
Total operating revenues	17,313,740	7,531,635	0	24,845,375

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

Annex - Financial derivate instruments

Consolidated
Ticker: VLRS	Quarter: 4 Year: 2017

Management’s discussion about derivative financial instrument policies explaining whether these policies allow them to be used only for hedging or other purposes such as trading.

The Company´s activities are exposed to different financial risks resulting from exogenous variables that are not under its control, but whose effects can be potentially adverse. The Company’s global risk management program is focused on existing uncertainty in the financial markets and is intended to minimize potential adverse effects on net earnings and working capital requirements. Volaris uses derivative financial instruments to mitigate part of these risks and does not acquire financial derivative instruments for speculative or trading purposes.

The Company has a Risk Management team which identifies and evaluates the exposure to different financial risks. It is also in charge of designing strategies to mitigate them. Accordingly, it has a Hedging Policy in place and procedures related thereto, on which those strategies are based. All policies, procedures and strategies are approved by different administrative entities based on the Corporate Governance.

The Hedging Policy establishes that derivative financial instrument transactions will be approved and implemented/monitored by certain committees. Compliance with the Hedging Policy and its procedures are subject to internal and external audits.

The Hedging Policy holds a conservative position regarding derivative financial instruments, since it only allows the company to enter into positions that are correlated with the primary position to be hedged (in accordance with International Financial Reporting Standards “IFRS”, under which the Company prepares its financial information). The Company’s objective is to apply hedge accounting treatment to all derivative financial instruments.

Volaris aims to transfer a portion of market risk to its financial counterparties through the use of derivative financial instruments, described as follows:

1.
Fuel price fluctuation risk: Volaris’ contractual agreements with its fuel suppliers are linked to the market price index of the underlying asset; therefore, it is exposed to an increase in such price. Volaris enters into derivative financial instruments to hedge against significant increases in the fuel price. The instruments are traded on over-the-counter (“OTC”) markets, with approved counterparties and limits by the Hedging Policy. As of the date of this report, the Company uses Asian call options, being U.S. Gulf Coast Jet Fuel 54 the underlying asset. Asian instruments consider the monthly average price of the underlying, hence it matches the outflows of Volaris main fuel supplier. All derivative financial instruments qualified as hedge accounting.

2.
Foreign currency risk: The Company's exposure to the risk fluctuations in foreign exchange rates is mainly related to the Company’s activities (considering revenues and/or expenses are denominated in a currency other than the Company’s functional currency). Such exposure arises from expenses that are linked or/and denominated in U.S. dollars. To mitigate this risk, the Hedging Policy allows the Company to use foreign exchange derivative financial instruments. As of the date of this report, the Company does not hold any instrument to hedge such risk.

3.
Interest rate variation risk: The Company’s exposure to the risk of changes in market interest rates is related primarily to the Company’s flight equipment operating lease agreements and long-term debt obligations with floating interest rates. The Company enters into derivative financial instruments to hedge a portion of that exposure, whereby use interest rate swaps. There instruments are recognized as hedge accounting within hedge primary position section. As of the date of this report, the Company does not have any position.

Outstanding derivative financial instruments may require collateral to guarantee a portion of the mark-to-market prior to maturity. The amount of collateral delivered in pledge, is presented as part of non-current assets under guarantee deposits. It is assessed and adjusted accordingly on daily basis.

Trading markets and eligible counterparties

The Company only operates in over the counter (“OTC”) markets. To minimize counterparty risk, the Company enters into ISDA agreements with counterparties with recognized financial capacity; therefore, significant risks of default on any of them are not foreseen. As of December 31, 2017, the Company has 7 ISDAs in place with different financial institutions and is active with 5 of them.

Those agreements have a Credit Support Annex ("CSA") section, which sets credit conditions and guidelines for margin calls that are stipulated therein, including minimum amounts and rounding off. Hedging positions are distributed among different counterparties with the purpose of diversifying our exposure, and thus, optimizing financial conditions of different CSA thresholds. Moreover, the Company has internal resources to meet the requirements related to derivative financial instruments.

Generic description of the valuation techniques, distinguishing instruments that are valued at cost or fair value, as well as valuation methods and techniques.

The designation of calculation agents is documented at the ISDAs whereby Volaris operates. The Company uses the valuations provided by the financial institutions of each derivative financial instrument. Afterwards, that fair value is compared with internally developed valuation techniques that use valid and recognized methodologies based on the assets listed on its respective market and using Bloomberg as the main source of information for the levels.

In accordance with International Financial Reporting Standards ("IFRS"), the Company prepares its financial statements, Volaris performs prospective effectiveness tests, as well as hedging records in which derivative financial instruments are classified in accordance with the type of underlying asset (monitored and updated constantly). As of the date of this report, all of the Company’s financial derivative instruments are considered effective and, therefore, are recorded under hedge accounting assumptions.

Management discussion on internal and external sources of liquidity that could be used to meet the requirements related to derivative financial instruments

The Company only operates with financial counterparties with which it has an ISDA agreement. Those agreements have a Credit Support Annex ("CSA") section, which sets credit conditions and guidelines for margin calls that are stipulated therein, including minimum amounts and rounding off. Hedging positions are distributed among different counterparties with the purpose of diversifying our exposure, and thus, optimizing financial conditions of different CSA thresholds. Moreover, the Company has internal resources to meet the requirements related to derivative financial instruments.

Explanation of changes in exposure to the main risks identified and in managing them, as well as contingencies and events known or expected by management that can affect future reports.

The Company’s activities are exposed to several market risks, such as fuel price, exchange rates and interest rates. During the fourth quarter of 2017, there was no evidence of significant changes that could modify the exposure to the risks described above, a situation that can change in the future.

Quantitative information

As of the date of this report, all the derivative financial instruments held by the Company qualified as hedge accounting; for this reason, the changes in their fair value will only be the result of changes in the price levels of the underlying asset, and it will not modify the objective of the hedge for which it was initially entered for.

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

Notes - Subclassifications of assets, liabilities and equities

Consolidated
Ticker: VLRS	Quarter: 4 Year: 2017

	As of December 31, 2017	As of December 31, 2016
Subclassifications of assets, liabilities and equities
Cash and cash equivalents
Cash
Cash on hand	5,403	4,814
Balances with Banks	963,162	2,632,878
Total cash	968,565	2,637,692
Cash equivalents
Short-term deposits, classified as cash equivalents	0	0
Short-term investments, classified as cash equivalents	5,982,314	4,433,559
Other banking arrangements, classified as cash equivalents	0	0
Total cash equivalents	5,982,314	4,433,559
Other cash and cash equivalents	0	0
Total cash and cash equivalents	6,950,879	7,071,251
Trade and other current receivables
Current trade receivables	290,812	308,302
Current receivables due from related parties	0	0
Current prepayments
Current advances to suppliers	0	0
Current prepaid expenses	0	0
Total current prepayments	0	0
Current receivables from taxes other than income tax	400,464	342,348
Current value added tax receivables	0	0
Current receivables from sale of properties	0	0
Current receivables from rental of properties	0	0
Other current receivables	187,655	119,101
Total trade and other current receivables	878,931	769,751
Classes of current inventories
Current raw materials and current production supplies
Current raw materials	0	0
Current production supplies	0	0
Total current raw materials and current production supplies	0	0
Current merchandise	0	0
Current work in progress	0	0
Current finished godos	0	0
Current spare parts	285,185	235,330
Property intended for sale in ordinary course of business	0	0
Other current inventories	9,665	8,554
Total current inventories	294,850	243,884
Non-current assets or disposal groups classified as held for sale or as held for distribution to owners
Non-current assets or disposal groups classified as held for sale	0	0
Non-current assets or disposal groups classified as held for distribution to owners	0	0
Total non-current assets or disposal groups classified as held for sale or as held for distribution to owners	0	0
Trade and other non-current receivables
Non-current trade receivables	0	0
Non-current receivables due from related parties	0	0
Non-current prepayments	0	0
Non-current lease prepayments	0	0
Non-current receivables from taxes other than income tax	0	0
Non-current value added tax receivables	0	0
Non-current receivables from sale of properties	0	0
Non-current receivables from rental of properties	0	0
Revenue for billing	0	0
Other non-current receivables	0	0
Total trade and other non-current receivables	0	0

Consolidated
Ticker: VLRS	Quarter: 4 Year: 2017

Investments in subsidiaries, joint ventures and associates
Investments in subsidiaries	0	0
Investments in joint Ventures	0	0
Investments in associates	0	0
Total investments in subsidiaries, joint ventures and associates	0	0
Property, plant and equipment
Land and buildings
Land	0	0
Buildings	0	0
Total land and buildings	0	0
Machinery	0	0
Vehicles
Ships	0	0
Aircraft	0	0
Motor vehicles	0	0
Total vehicles	0	0
Fixtures and fittings	0	0
Office equipment	22,295	17,657
Tangible exploration and evaluation assets	0	0
Mining assets	0	0
Oil and gas assets	0	0
Construction in progress	3,002,078	1,496,717
Construction prepayments	0	0
Other property, plant and equipment	1,351,324	1,010,634
Total property, plant and equipment	4,375,697	2,525,008
Investment property
Investment property completed	0	0
Investment property under construction or development	0	0
Investment property prepayments	0	0
Total investment property	0	0
Intangible assets and goodwill
Intangible assets other than goodwill
Brand names	0	0
Intangible exploration and evaluation assets	0	0
Mastheads and publishing titles	0	0
Computer software	134,419	90,949
Licences and franchises	3,365	1,684
Copyrights, patents and other industrial property rights, service and operating rights	0	0
Recipes, formulae, models, designs and prototypes	0	0
Intangible assets under development	52,636	21,408
Other intangible assets	0	0
Total intangible assets other than goodwill	190,420	114,041
Goodwill	0	0
Total intangible assets and goodwill	190,420	114,041
Trade and other current payables
Current trade payables	1,077,438	861,805
Current payables to related parties	40,931	65,022

Consolidated
Ticker: VLRS	Quarter: 4 Year: 2017

Accruals and deferred income classified as current
Deferred income classified as current	2,161,636	2,153,567
Rent deferred income classified as current	0	0
Accruals classified as current	0	0
Short-term employee benefits accruals	0	0
Total accruals and deferred income classified as current	2,161,636	2,153,567
Current payables on social security and taxes other than income tax	1,245,247	1,476,242
Current value added tax payables	0	0
Current retention payables	0	0
Other current payables	0	0
Total trade and other current payables	4,525,252	4,556,636
Other current financial liabilities
Bank loans current	2,403,562	1,051,237
Stock market loans current	0	0
Other current iabilities at cost	0	0
Other current liabilities no cost	0	0
Other current financial liabilities	0	14,144
Total Other current financial liabilities	2,403,562	1,065,381
Trade and other non-current payables
Non-current trade payables	0	0
Non-current payables to related parties	0	0
Accruals and deferred income classified as non-current
Deferred income classified as non-current	0	0
Rent deferred income classified as non-current	0	0
Accruals classified as non-current	0	0
Total accruals and deferred income classified as non-current	0	0
Non-current payables on social security and taxes other than income tax	0	0
Non-current value added tax payables	0	0
Non-current retention payables	0	0
Other non-current payables	0	0
Total trade and other non-current payables	0	0
Other non-current financial liabilities
Bank loans non-current	1,079,152	943,046
Stock market loans non-current	0	0
Other non-current liabilities at cost	0	0
Other non-current liabilities no cost	0	0
Other non-current financial liabilities	0	0
Total Other non-current financial liabilities	1,079,152	943,046
Other provisions
Other non-current provisions	216,702	136,555
Other current provisions	280,744	284,200
Total other provisions	497,446	420,755

Consolidated
Ticker: VLRS	Quarter: 4 Year: 2017

Other reserves
Revaluation surplus	0	0
Reserve of exchange differences on translation	0	0
Reserve of cash flow hedges	0	0
Reserve of gains and losses on hedging instruments that hedge investments in equity instruments	0	0
Reserve of change in value of time value of options	0	0
Reserve of change in value of forward elements of forward contracts	0	0
Reserve of change in value of foreign currency basis spreads	0	0
Reserve of gains and losses on remeasuring available-for-sale financial assets	0	0
Reserve of share-based payments	0	0
Reserve of remeasurements of defined benefit plans	0	0
Amount recognised in other comprehensive income and accumulated in equity relating to non-current assets or disposal groups held for sale	0	0
Reserve of gains and losses from investments in equity instruments	0	0
Reserve of change in fair value of financial liability attributable to change in credit risk of liability	0	0
Reserve for catastrophe	0	0
Reserve for equalisation	0	0
Reserve of discretionary participation features	0	0
Reserve of equity component of convertible instruments	0	0
Capital redemption reserve	1	1
Merger reserve	0	0
Statutory reserve	291,178	38,250
Other comprehensive income	98,890	137,442
Total other reserves	390,069	175,693
Net assets (liabilities)
Assets	22,666,267	21,781,771
Liabilities	12,503,096	10,987,695
Net assets	10,163,171	10,794,076
Net current assets (liabilities)
Current assets	11,313,030	11,551,116
Current liabilities	9,371,823	7,887,898
Net current assets	1,941,207	3,663,218

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

Notes - Analysis of income and expense

Consolidated
Ticker: VLRS	Quarter: 4 Year: 2017

	For the twelve months ended December 31, 2017	For the twelve months ended December 31, 2016	For the three months ended December 31, 2017	For the three months ended December 31, 2016
Analysis of income and expense
Revenue
Revenue from rendering of services	24,845,375	23,512,451	6,625,755	6,468,527
Revenue from sale of goods	0	0	0	0
Interest income	0	0	0	0
Royalty income	0	0	0	0
Dividend income	0	0	0	0
Rental income	0	0	0	0
Revenue from construction contracts	0	0	0	0
Other revenue	0	0	0	0
Total revenue	24,845,375	23,512,451	6,625,755	6,468,527
Finance income
Interest income	105,795	102,591	33,079	21,687
Net gain on foreign exchange	0	2,169,505	784,059	854,784
Gains on change in fair value of derivatives	0	0	0	0
Gain on change in fair value of financial instruments	0	0	0	0
Other finance income	0	0	0	0
Total finance income	105,795	2,272,096	817,138	876,471
Finance costs
Interest expense	0	0	0	0
Net loss on foreign exchange	793,854	0	0	0
Losses on change in fair value of derivatives	0	0	0	0
Loss on change in fair value of financial instruments	0	0	0	0
Other finance cost	86,357	35,116	24,077	10,689
Total finance costs	880,211	35,116	24,077	10,689
Tax income (expense)
Current tax	51,313	706,244	51,313	(323,857)
Deferred tax	(212,488)	750,938	304,198	689,437
Total tax income (expense)	(161,175)	1,457,182	355,511	365,580

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

Notes - List of accounting policies

Basis of preparation

Statement of compliance

The unaudited interim condensed consolidated financial statements, which include the consolidated statements of financial position as of December 31, 2017 and December 31, 2016 (audited), and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the twelve months period ended December 31, 2017 and 2016, have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and using the same accounting policies applied in preparing the annual financial statements, except as explained below.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2016 and 2015, and for the three years period ended December 31, 2016.

Basis of measurement and presentation

The accompanying consolidated financial statements have been prepared under the historical-cost convention, except for derivative financial instruments that are measured at fair value and investments in marketable securities measured at fair value through profit and loss (“FVTPL”). The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and notes. Actual results could differ from those estimates.

a)  Basis of consolidation

The financial statements of the subsidiaries are prepared for the same reporting period as the parent Company, using consistent accounting policies.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, the Company has:

(i) Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee).
(ii) Exposure, or rights, to variable returns from its involvement with the investee.
(iii) The ability to use its power over the investee to affect its returns.

When the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

(i) The contractual arrangement with the other vote holders of the investee.
(ii) Rights arising from other contractual arrangements.
(iii) The Company’s voting rights and potential voting rights.

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

All intercompany balances, transactions, unrealized gains and losses resulting from intercompany transactions are eliminated in full.

On consolidation, the assets and liabilities of foreign operations are translated into Mexican pesos at the rate of exchange prevailing at the reporting date and their statements of profit or loss are translated at exchange rates prevailing at the dates of the transactions. The exchange differences arising on translation for consolidation are recognized in other comprehensive income (“OCI”). On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in profit or loss.

b)  Revenue recognition

Passenger revenues:

Revenues from the air transportation of passengers are recognized at the earlier of when the service is provided or when the non-refundable ticket expires at the date of the scheduled travel.

Ticket sales for future flights are initially recognized as liabilities under the caption unearned transportation revenue and, once the transportation service is provided by the Company or when the non-refundable ticket expires at the date of the scheduled travel, the earned revenue is recognized as passenger ticket revenues and the unearned transportation revenue is reduced by the same amount. All of the Company’s tickets are non-refundable and are subject to change upon a payment of a fee. Additionally, the Company does not operate a frequent flier program.

Non-ticket revenues:

The most significant non-ticket revenues include revenues generated from: (i) air travel-related services (ii) revenues from non-air travel-related services and (iii) cargo services. Air travel-related services include but are not limited to fees charged for excess baggage, bookings through the call center or third-party agencies, advanced seat selection, itinerary changes, charters and airport passenger facility charges for no-show tickets. They are recognized as revenue when the related service is provided by the Company.

Revenues from non-air travel-related services include commissions charged to third parties for the sale of hotel rooms, trip insurance and rental cars. They are recognized as revenue at the time the service is provided. Additionally, services not directly related to air transportation include Volaris’ sale of VClub membership and the sale of advertising spaces to third parties. VClub membership fees are recognized as revenues over the term of the membership. Revenue from the sale of advertising spaces is recognized over the period in which the space is provided.

Revenues from cargo services are recognized when the cargo transportation is provided (upon delivery of the cargo to destination).

c)  Cash and cash equivalents

Cash and cash equivalents are represented by bank deposits and highly liquid investments with maturities of 90 days or less at the original purchase date.

For the purpose of the consolidated statements of cash flows, cash and cash equivalents consist of cash and short-term investments as defined above.

d)  Financial instruments

Adoption of IFRS 9 (2013)

On October 1, 2014 the Company elected to early adopt IFRS 9 (2013) Financial Instruments, which comprises aspects related to classification and measurement of financial assets and financial liabilities, as well as hedge accounting treatment. This early adoption of IFRS 9 (2013) did not require retrospective adjustments to the Company.

Under IFRS 9 (2013), the FVTPL category used under IAS 39 remains permissible, although new categories of financial assets are introduced. These new categories are based on the characteristics of the instruments and the business model under which these are held, to either be measured at fair value or at amortized cost.

For financial liabilities, categories provided under IAS 39 are kept. As a result, there was no difference in valuation and recognition of the financial assets under IFRS 9 (2013), since those financial assets categorized under IAS 39 as FVTPL remain in that same category under IFRS 9 (2013). In the case of trade receivables, these were not affected in terms of valuation model by this version of IFRS 9 (2013), since they are carried at amortized cost and continued to be accounted for as such.

Also, the hedge accounting section of IFRS 9 (2013) requires for options that qualify and are formally designated as hedging instruments, the intrinsic value of the option to be defined as the hedging instrument, thus allowing for the exclusion of changes in fair value attributable to extrinsic value (time value and volatility), to be accounted, under the transaction-related method, separately as a cost of hedging that needs to be initially recognized in OCI and accumulated in a separate component of equity, since the hedged item is a portion of the forecasted jet fuel consumption. The extrinsic value is recognized in the consolidated statement of operations when the hedged item is recognized in income.

IFRS 9 requires the Company to record expected credit losses on all trade receivables, either on a 12 month or lifetime basis. The Company recorded lifetime expected losses on all trade receivables.

e)  Financial assets

Classification of financial assets

The Company determines the classification and measurement of financial assets, in accordance with the new categories introduced by IFRS 9 (2013), which are based on both: the characteristics of the contractual cash flows of these assets and the business model objective for holding them.

Financial assets include those carried at FVTPL, whose objective to hold them is for trading purposes (short-term investments), or at amortized cost, for accounts receivables held to collect the contractual cash flows, which are characterized by solely payments of principal and interest (“SPPI”). Derivative financial instruments are also considered financial assets when these represent contractual rights to receive cash or another financial asset.

Initial recognition

All the Company’s financial assets are initially recognized at fair value, including derivative financial instruments.

Subsequent measurement

The subsequent measurement of financial assets depends on their initial classification, as is described below:

1.	Financial assets at FVTPL which include financial assets held for trading.
2.	Financial assets at amortized cost, whose characteristics meet the SPPI criterion and were originated to be held to collect principal and interest in accordance with the Company’s business model.
3.	Derivative financial instruments are designated for hedging purposes under the cash flow hedge (“CFH”) accounting model and are measured at fair value.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

a)	The rights to receive cash flows from the asset have expired;

b)
The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (i) the Company has transferred substantially all the risks and rewards of the asset, or (ii) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset; or

c)
When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

ii)  Impairment of financial assets

The Company assesses, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired. Receivables are evaluated by the Company based on parameters such as interest rates, specific country risk factors, individual creditworthiness of the customer, the risk characteristic of the financial project and indications that the debtors are experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

For trade receivables, the Company assesses whether objective evidence of impairment exists individually for receivables that are individually significant. If there is objective evidence that an impairment loss is expected, the amount of the loss is measured as the present value of estimated future cash flows (future expected credit losses that have not yet been incurred).

Based on this evaluation, allowances are taken into account for the expected losses of these receivables.

iii) Financial liabilities

Classification of financial liabilities

Financial liabilities under IFRS 9 (2013) are classified at amortized cost or at FVTPL.

Derivative financial instruments are also considered financial liabilities when these represent contractual obligations to deliver cash or another financial asset.

Initial recognition

The Company determines the classification of its financial liabilities at initial recognition. All financial liabilities are recognized initially at fair value.

The Company’s financial liabilities include accounts payable to suppliers, unearned transportation revenue, other accounts payable, financial debt and financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification as described below:

Financial liabilities at amortized cost

Accounts payable are subsequently measured at amortized cost and do not bear interest or result in gains and losses due to their short-term nature.

After initial recognition at fair value (consideration received), interest bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on issuance and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the consolidated statements of operations. This amortized cost category generally applies to interest-bearing loans and borrowings.

Financial liabilities at FVTPL

FVTPL include financial liabilities designated upon initial recognition at fair value through profit or loss. Financial liabilities under the fair value option are classified as held for trading, if they are acquired for the purpose of selling them in the near future. This category includes derivative financial instruments that are not designated as hedging instruments in hedge relationships as defined by IFRS 9 (2013). During the years ended December 31, 2017 and 2016 the Company has not designated any financial liability as at FVTPL.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated statements of operations.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is:

(i)	A currently enforceable legal right to offset the recognized amounts, and
(ii)	An intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

f)  Other accounts receivable

Other accounts receivables are due primarily from major credit card processors associated with the sales of tickets and are stated at cost less allowances made for doubtful accounts, which approximates fair value given their short-term nature.

g)  Inventories

Inventories consist primarily of flight equipment expendable parts, materials and supplies, and are initially recorded at acquisition cost. Inventories are carried at the lower of cost and their net realization value. The cost is determined on the basis of the method of specific identification, and expensed when used in operations.

h)  Intangible assets

Cost related to the purchase or development of computer software that is separable from an item of related hardware is capitalized separately and amortized over the period in which it will generate benefits not exceeding five years on a straight-line basis. The Company annually reviews the estimated useful lives and salvage values of intangible assets and any changes are accounted for prospectively.

The Company records impairment charges on intangible assets used in operations when events and circumstances indicate that the assets or related cash generating unit may be impaired and the carrying amount of a long-lived asset or cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell, and (ii) its value in use.

The value in use calculation is based on a discounted cash flow model, using our projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

i)  Guarantee deposits

Guarantee deposits consist primarily of aircraft maintenance deposits paid to lessors, deposits for rent of flight equipment and other guarantee deposits. Aircraft and engine deposits are held by lessors in U.S. dollars and are presented as current assets and non-current assets, based on the recovery dates of each deposit established in the related agreements.

Aircraft maintenance deposits paid to lessors

Most of the Company’s lease agreements require the Company to pay maintenance deposits to aircraft lessors to be held as collateral in advance of the Company’s performance of major maintenance activities. These lease agreements provide that maintenance deposits are reimbursable to the Company upon completion of the maintenance event in an amount equal to the lesser of (i) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event, or (ii) the qualifying costs related to the specific maintenance event.

Substantially all of these maintenance deposits are calculated based on a utilization measure of the leased aircrafts and engines, such as flight hours or cycles, and are used solely to collateralize the lessor for maintenance time run off the aircraft and engines until the completion of the maintenance of the aircraft and engines.

Maintenance deposits expected to be recovered from lessors are reflected as guarantee deposits in the accompanying consolidated statement of financial position. The portion of prepaid maintenance deposits that is deemed unlikely to be recovered, primarily relating to the rate differential between the maintenance deposits and the expected cost for the next related maintenance event that the deposits serve to collateralize, is recognized as supplemental rent in the consolidated statements of operations. Thus, any excess of the required deposit over the expected cost of the major maintenance event is recognized as supplemental rent in the consolidated statements of operations starting from the period the determination is made.

Any usage-based maintenance deposits to be paid to the lessor, related with a major maintenance event that (i) is not expected to be performed before the expiration of the lease agreement, (ii) is nonrefundable to the Company and (iii) is not substantively related to the maintenance of the leased asset, is accounted for as contingent rent in the consolidated statements of operations. The Company records lease payment as contingent rent when it becomes probable and reasonably estimable that the maintenance deposits payments will not be refunded.

During the year ended December 31, 2017 and 2016, the Company added five and 17 new aircraft to its fleet, respectively. Some lease agreements of these aircraft do not require the obligation to pay maintenance deposits to lessors in advance in order to ensure major maintenance activities, so the Company does not record guarantee deposits regarding these aircraft. However, some of these agreements provide the obligation to make a maintenance adjustment payment to the lessors at the end of the contract period. This adjustment covers maintenance events that are not expected to be made before the termination of the contract. The Company recognizes this cost as a contingent rent during the lease term of the related aircraft, in the consolidated statement of operations.

The Company makes certain assumptions at the inception of the lease and at each consolidated statement of financial position date to determine the recoverability of maintenance deposits. These assumptions are based on various factors such as the estimated time between the maintenance events, the date the aircraft is due to be returned to the lessor, and the number of flight hours the aircraft and engines is estimated to be utilized before it is returned to the lessor.

In the event that lease extensions are negotiated, any extension benefit is recognized as a deferred lease incentive. The aggregate benefit of extension is recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

During the years ended December 31, 2017 and 2016, the Company extended the lease term of three and two aircraft agreements, respectively, and two engine agreements in 2017. These extensions made available to the Company maintenance deposits that were recognized in prior periods in the consolidated statements of operations as contingent rent. The maintenance event for which the maintenance deposits were previously expensed was scheduled to occur after the original lease term and as such the contingent rental payments were expensed. However, when the leases were amended the maintenance deposits amounts became probable of recovery due to the longer lease term and as such they are being recognized as an asset.

The effect of these lease extensions were recognized as a guarantee deposit and a deferred lease incentive in the consolidated statements of financial position at the time of lease extension.

Because the lease extension benefits are considered lease incentives, the benefits are deferred in the caption other liabilities and are being recognized on a straight-line basis over the remaining revised lease terms.

j)  Aircraft and engine maintenance

The Company is required to conduct diverse levels of aircraft maintenance. Maintenance requirements depend on the type of aircraft, age and the route network over which it operates.

Fleet maintenance requirements may involve short cycle engineering checks, for example, component checks, monthly checks, annual airframe checks and periodic major maintenance and engine checks.

Aircraft maintenance and repair consists of routine and non-routine works, divided into three general categories: (i) routine maintenance, (ii) major maintenance and (iii) component service.

(i) Routine maintenance requirements consists of scheduled maintenance checks on the Company’s aircraft, including pre-flight, daily, weekly and overnight checks, any diagnostics and routine repairs and any unscheduled tasks performed as required. This type of maintenance events is currently serviced by the Company mechanics and are primarily completed at the main airports that the Company currently serves. All other maintenance activities are sub-contracted to qualified maintenance business partner, repair and overhaul organizations. Routine maintenance also includes scheduled tasks that can take from seven to 14 days to accomplish and typically are required approximately every 22 months. All routine maintenance costs are expensed as incurred.

(ii) Major maintenance consist of a series of more complex tasks that can take up to six weeks to accomplish and typically are required approximately every five to six years.

Major maintenance is accounted for under the deferral method, whereby the cost of major maintenance and major overhaul and repair is capitalized (leasehold improvements to flight equipment) and amortized over the shorter of the period to the next major maintenance event or the remaining contractual lease term. The next major maintenance event is estimated based on assumptions including estimated usage. The United States Federal Aviation Administration (“FAA”) and the Mexican Civil Aeronautic Authority (Dirección General de Aeronáutica Civil, or “DGAC”) mandate maintenance intervals and average removal times as suggested by the manufacturer.

These assumptions may change based on changes in the utilization of aircraft, changes in government regulations and suggested manufacturer maintenance intervals. In addition, these assumptions can be affected by unplanned incidents that could damage an airframe, engine, or major component to a level that would require a heavy maintenance event prior to a scheduled maintenance event. To the extent the planned usage increases, the estimated life would decrease before the next maintenance event, resulting in additional expense over a shorter period.

(iii) The Company has a power-by-the hour agreement for component services, which guarantees the availability of aircraft parts for the Company’s fleet when they are required. It also provides aircraft parts that are included in the redelivery conditions of the contract (hard time) without constituting an additional cost at the time of redelivery. The monthly maintenance cost associated with this agreement is recognized as incurred in the consolidated statements of operations.

The Company has an engine flight hour agreement that guarantees a cost per overhaul, provides miscellaneous engines coverage, caps the cost of foreign objects damage events, ensures there is protection from annual escalations, and grants an annual credit for scrapped components. The cost associated with the miscellaneous engines coverage is recorded as incurred in the consolidated statements of operations.

k)  Rotable spare parts, furniture and equipment, net

Rotable spare parts, furniture and equipment, are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method.

Aircraft spare engines have significant parts with different useful lives; therefore, they are accounted for as separate items (major components) of rotable spare parts.

Pre-delivery payments refer to prepayments made to aircraft and engine manufacturers during the manufacturing stage of the aircraft.

The borrowing costs related to the acquisition or construction of a qualifying asset are capitalized as part of the cost of that asset.

Depreciation rates are as follows:
Annual depreciation rate
Aircraft parts and rotable spare parts	8.3-16.7%
Aircraft spare engines	4.0-8.3%
Standardization	Remaining contractual lease term
Computer equipment	25%
Communications equipment	10%
Office furniture and equipment	10%
Electric power equipment	10%
Workshop machinery and equipment	10%
Service carts on board	20%
Leasehold improvements to flight equipment	The shorter of: (i) remaining contractual lease term, or (ii) the next major maintenance event

The Company reviews annually the useful lives and salvage values of these assets and any changes are accounted for prospectively.

The Company records impairment charges on rotable spare parts, furniture and equipment used in operations when events and circumstances indicate that the assets may be impaired or when the carrying amount of a long-lived asset or related cash generating unit exceeds its recoverable amount, which is the higher of (i) its fair value less cost to sell and (ii) its value in use.

The value in use calculation is based on a discounted cash flow model, using our projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

l)  Foreign currency transactions and exchange differences

The Company’s consolidated financial statements are presented in Mexican peso, which is the reporting and functional currency of the parent company. For each subsidiary, the Company determines the functional currency and items included in the financial statements of each entity are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”).

The financial statements of foreign subsidiaries prepared under IFRS and denominated in their respective local currencies, are translated into the functional currency as follows:

•	Transactions in foreign currencies are translated into the respective functional currencies at the exchange rates at the dates of the transactions.

•	All monetary assets and liabilities were translated at the exchange rate at the consolidated statement of financial position date.

•	All non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions.

•	Equity accounts are translated at the prevailing exchange rate at the time the capital contributions were made and the profits were generated.

•	Revenues, costs and expenses are translated at the average exchange rate during the applicable period.

The financial statements of foreign subsidiaries prepared under IFRS and denominated in their respective functional currencies are translated into Mexican pesos as follows:

The exchange rates used to translate the above amounts to Mexican pesos at December 31, 2017 and December 31, 2016 were Ps.19.7354 and Ps.20.6640, respectively, per U.S. dollar.

Foreign currency differences arising on translation into functional currency are recognized in the consolidated statement of operations. Furthermore, foreign currency differences arising on translation into presentation currency are allocated in OCI.

m)  Liabilities and provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

For the operating leases, the Company is contractually obligated to return the leased aircraft in a specific condition. The Company accrues for restitution costs related to aircraft held under operating leases throughout the term of the lease, based upon the estimated cost of satisfying the return condition criteria for each aircraft. These return obligations are related to the costs to be incurred in the reconfiguration of aircraft (interior and exterior), painting, carpeting and other costs, which are estimated based on current cost adjusted for inflation. The return obligation is estimated at the inception of each leasing arrangement and recognized over the term of the lease.

The Company records aircraft lease return obligation reserves based on the best estimate of the return obligation costs under each aircraft lease agreement.

The aircraft lease agreements of the Company also require that the aircraft and engines be returned to lessors under specific conditions of maintenance. The costs of return, which in no case are related to scheduled major maintenance, are estimated and recognized ratably as a provision from the time it becomes likely such costs will be incurred and can be estimated reliably. These return costs are recognized on a straight-line basis as a component of supplemental rent and the provision is included as part of other liabilities, through the remaining lease term. The Company estimates the provision related to airframe, engine overhaul and limited life parts using certain assumptions including the projected usage of the aircraft and the expected costs of maintenance tasks to be performed.

n) Employee benefits

i)  Personnel vacations

The Company and its subsidiaries in Mexico and Central America recognize a reserve for the costs of paid absences, such as vacation time, based on the accrual method.

ii)  Termination benefits

The Company recognizes a liability and expense for termination benefits at the earlier of the following dates:

a)  When it can no longer withdraw the offer of those benefits; and

b)  When it recognizes costs for a restructuring that is within the scope of IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and involves the payment of termination benefits.

The Company is demonstrably committed to a termination when, and only when, it has a detailed formal plan for the termination and is without realistic possibility of withdrawal.

iii)  Seniority premiums

In accordance with Mexican Labor Law, the Company provides seniority premium benefits to the employees which rendered services to its Mexican subsidiaries under certain circumstances. These benefits consist of a one-time payment equivalent to 12 days’ wages for each year of service (at the employee’s most recent salary, but not to exceed twice the legal minimum wage), payable to all employees with 15 or more years of service, as well as to certain employees terminated involuntarily prior to the vesting of their seniority premium benefit.

Obligations relating to seniority premiums other than those arising from restructurings, are recognized based upon actuarial calculations and are determined using the projected unit credit method.

Remeasurement gains and losses are recognized in full in the period in which they occur in OCI. Such remeasurement gains and losses are not reclassified to profit or loss in subsequent periods.

The defined benefit asset or liability comprises the present value of the defined benefit obligation using a discount rate based on government bonds (Certificados de la Tesorería de la Federación, or “CETES” in Mexico), less the fair value of plan assets out of which the obligations are to be settled.

For entities in Costa Rica and Guatemala; there is no obligation to pay seniority premium benefits.

iv)  Incentives

The Company has a quarterly incentive plan for certain personnel whereby cash bonuses are awarded for meeting certain performance targets. These incentives are payable shortly after the end of each quarter and are accounted for as a short-term benefit under IAS 19, Employee Benefits. A provision is recognized based on the estimated amount of the incentive payment.

During the year ended December 31, 2015, the Company adopted a new short-term benefit plan for certain key personnel whereby cash bonuses are awarded when certain Company’s performance targets are met. These incentives are payable shortly after the end of each year and also are accounted for as a short-term benefit under IAS 19, Employee Benefits. A provision is recognized based on the estimated amount of the incentive payment.

v)  Long-term retention plan (“LTRP”)

The Company has adopted a Long-term incentive plan (“LTIP”). This plan consists of a share purchase plan (equity-settled) and a share appreciation rights “SARs” plan (cash settled), and therefore accounted under IFRS 2 “Shared based payments”.

vi)  Share-based payments

a)  LTIP

In November 2017, April 2017  and October 2016, extensions to the LTIP (equity and cash settled) were approved by the Company’s shareholder’s and Company’s Board of Directors, respectively. These extensions were approved on the same terms as the original LTIP plan.

- Share purchase plan (equity-settled)

Certain key employees of the Company receive additional benefits through a share purchase plan denominated in Restricted Stock Units (“RSUs”), which has been classified as an equity-settled share-based payment. The cost of the equity-settled share purchase plan is measured at the grant date, taking into account the terms and conditions on which the share options were granted. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

- SARs plan (cash settled)

The Company granted SARs to key employees, which entitle them to a cash payment after a service period. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured, initially and at the end of each reporting period until settled, at the fair value of the SARs, taking into account the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

b)  Management incentive plan (“MIP”)

 - MIP I

Certain key employees of the Company receive additional benefits through a share purchase plan, which has been classified as an equity-settled share-based payment. The equity-settled compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

- MIP II

On February 19, 2016, the Board of Directors of the Company authorized an extension to the MIP for certain key employees, this plan was named MIP II. In accordance with this plan, the Company granted SARs to key employees, which entitle them to a cash payment after a service period. The amount of the cash payment is determined based on the increase in the share price of the Company between the grant date and the time of exercise. The liability for the SARs is measured initially and at the end of each reporting period until settled at the fair value of the SARs, taking into account the terms and conditions on which the SARs were granted. The compensation cost is recognized in the consolidated statement of operations under the caption of salaries and benefits, over the requisite service period.

vii)  Employee profit sharing

For the years ended December 2017 and 2016, the Mexican Income Tax Law (“MITL”), establishes that the base for computing current year employee profit sharing shall be the taxpayer’s taxable income of the year for income tax purposes, including certain adjustments established in the Income Tax Law, at the rate of 10%. The cost of employee profit sharing earned for the current-year is presented as an expense in the consolidated statements of operations. Subsidiaries in Central America do not have such profit sharing benefit, as it is not required by local regulation.

o)  Leases

The determination of whether an arrangement is, or contains a lease, is based on the substance of the arrangement at inception date, whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

Property and equipment lease agreements are recognized as finance leases if the risks and benefits incidental to ownership of the leased assets have been transferred to the Company when (i) the ownership of the leased asset is transferred to the Company upon termination of the lease; (ii) the agreement includes an option to purchase the asset at a reduced price; (iii) the term of the lease is for the major part of the economic life of the leased asset; (iv) the present value of minimum lease payments is at least substantially all of the fair value of the leased asset; or (v) the leased asset is of a specialized nature for the Company.

When the risks and benefits incidental to the ownership of the leased asset remain mostly with the lessor, they are classified as operating leases and rental payments are charged to results of operations on a straight-line over the term of the lease.

The Company’s lease contracts for aircraft, engines and components parts are classified as operating leases.

Sale and leaseback

The Company enters into sale and leaseback agreements whereby an aircraft or engine is sold to a lessor upon delivery and the lessor agrees to lease such aircraft or engine back to the Company. Leases under sale and leaseback agreements meet the conditions for treatment as operating leases.

Profit or loss related to a sale transaction followed by an operating lease, is accounted for as follows:

(i)	Profit or loss is recognized immediately when it is clear that the transaction is established at fair value.

(ii)
If the sale price is at or below fair value, any profit or loss is recognized immediately. However, if the loss is compensated for by future lease payments at below market price, such loss is recognized as an asset in the consolidated statements of financial position, and amortized to the consolidated statements of operations in proportion to the lease payments over the contractual lease term.

(iii)
If the sale price is above fair value, the excess of the price above the fair value is deferred and amortized to the consolidated statements of operations over the asset’s expected lease term, including probable renewals, with the amortization recorded as a reduction of rent expense.

p)  Taxes and fees payable

The Company is required to collect certain taxes and fees from customers on behalf of government agencies and airports and to remit these to the applicable governmental entity or airport on a periodic basis. These taxes and fees include federal transportation taxes, federal security charges, airport passenger facility charges, and foreign arrival and departure fees. These charges are collected from customers at the time they purchase their tickets, but are not included in passenger revenue. The Company records a liability upon collection from the customer and discharges the liability when payments are remitted to the applicable governmental entity or airport.

q)  Income taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the income statement. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except, in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry-forward of unused tax credits and any available tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and available tax losses can be utilized, except, in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profits will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction in OCI.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

The charge for income taxes incurred is computed based on tax laws approved in Mexico, Costa Rica and Guatemala at the date of the consolidated statement of financial position.

r)  Derivative financial instruments and hedge accounting

The Company mitigates certain financial risks, such as volatility in the price of jet fuel, adverse changes in interest rates and exchange rate fluctuations, through a risk management program that includes the use of derivative financial instruments.

In accordance with IFRS 9 (2013), derivative financial instruments are recognized in the consolidated statement of financial position at fair value. At inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which it wishes to apply hedge accounting; as well as, the risk management objective and strategy for undertaking the hedge. The documentation includes the hedging strategy and objective, identification of the hedging instrument, the hedged item or transaction, the nature of the risks being hedged and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk(s).

Only if such hedges are expected to be effective in achieving offsetting changes in fair value or cash flows of the hedge item(s) and are assessed on an ongoing basis to determine that they actually have been effective throughout the financial reporting periods for which they were designated, hedge accounting treatment can be used.

Under the CFH accounting model, the effective portion of the hedging instrument’s changes in fair value is recognized in OCI, while the ineffective portion is recognized in current year earnings. During the years ended December 31, 2016 and 2015, there was no ineffectiveness with respect to derivative financial instruments. The amounts recognized in OCI are transferred to earnings in the period in which the hedged transaction affects earnings.

The realized gain or loss of derivative financial instruments that qualify as CFH is recorded in the same caption of the hedged item in the consolidated statement of operations.

Accounting for the time value of options

The Company accounts for the time value of options in accordance with IFRS 9 (2013), which requires all derivative financial instruments to be initially recognized at fair value. Subsequent measurement for options purchased and designated as CFH requires that the option’s changes in fair value be segregated into its intrinsic value (which will be considered the hedging instrument’s effective portion in OCI) and its correspondent changes in extrinsic value (time value and volatility). The extrinsic value changes will be considered as a cost of hedging (recognized in OCI in a separate component of equity) and accounted for in income when the hedged items also is recognized in income.

s)  Financial instruments – Disclosures

IFRS 7 requires a three-level hierarchy for fair value measurement disclosures and requires entities to provide additional disclosures about the relative reliability of fair value measurements.

t)  Treasury shares

The Company’s equity instruments that are reacquired (treasury shares), are recognized at cost and deducted from equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of treasury shares. Any difference between the carrying amount and the consideration received, if reissued, is recognized in additional paid in capital.

Share-based payment options exercised during the reporting period are settled with treasury shares.

u)  Operating segments

The Company is managed as a single business unit that provides air transportation and related services, accordingly it has only one operating segment.

The Company has two geographic areas identified as domestic (Mexico) and international (United States of America and Central America).

v)  Current versus non-current classification

The Company presents assets and liabilities in the consolidated statement of financial position based on current/non-current classification. An asset is current when it is: (i) expected to be realized or intended to be sold or consumed in normal operating cycle, (ii) expected to be realized within twelve months after the reporting period, or, (iii) cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period. All other assets are classified as non-current.

A liability is current when: (i) it is expected to be settled in normal operating cycle, (ii) it is due to be settled within twelve months after the reporting period, or, (iii) there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period. The Company classifies all other liabilities as non-current. Deferred tax assets and liabilities are classified as noncurrent assets and liabilities.

w)  Convenience translation

U.S. dollar amounts at December 31, 2017 shown in the unaudited interim condensed consolidated financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos, using an exchange rate of Ps.19.7354 per U.S. dollar, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on December 31, 2017. Such translation should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate. The referred information in U.S. dollars is solely for information purposes and does not represent the amounts are in accordance with IFRS or the equivalent in U.S. dollars in which the transactions were conducted or in which the amounts presented in Mexican pesos can be translated or realized.

CONTROLADORA VUELA COMPAÑÍA DE AVIACION,
S.A.B. DE C.V.

Notes - Interim financial reporting

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES
(d.b.a. VOLARIS)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

At December 31, 2017 and 2016

(In thousands of Mexican pesos and thousands of U.S. dollars, except when indicated otherwise)

 1.  Description of the business and summary of significant accounting policies

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Controladora” or the “Company”) was incorporated in Mexico in accordance with Mexican Corporate laws on October 27, 2005.

Controladora is domiciled in Mexico City at Av. Antonio Dovali Jaime No. 70, 13th Floor, Tower B, Colonia Zedec Santa Fe, Mexico D.F.

The Company, through its subsidiary Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V. (“Concesionaria”), has a concession to provide air transportation services for passengers, cargo and mail throughout Mexico and abroad.

Concesionaria’s concession was granted by the Mexican federal government through the Mexican Communications and Transportation Ministry (Secretaría de Comunicaciones y Transportes) on May 9, 2005 initially for a period of five years and was extended on February 17, 2010 for an additional period of ten years.

Concesionaria made its first commercial flight as a low-cost airline on March 13, 2006. The Company operates under the trade name of “Volaris”. On June 11, 2013, Controladora Vuela Compañía de Aviación, S.A.P.I. de C.V. changed its corporate name to Controladora Vuela Compañía de Aviación, S.A.B. de C.V.

On September 23, 2013, the Company completed its dual listing Initial Public Offering (“IPO”) on the New York Stock Exchange (“NYSE”) and on the Mexican Stock Exchange (Bolsa Mexicana de Valores, or “BMV”), and on September 18, 2013 its shares started trading under the ticker symbol “VLRS” and “VOLAR”, respectively.

On November 16, 2015, certain shareholders of the Company completed a secondary follow-on equity offering on the NYSE.

On November 10, 2016, the Company, through its subsidiary Vuela Aviación, S.A. (“Volaris Costa Rica”), obtained from the Costa Rican civil aviation authorities an air operator certificate to provide air transportation services for passengers, cargo and mail, in scheduled and non-scheduled flights for an initial period of five years. On December 1, 2016, Volaris Costa Rica started operations.

The accompanying unaudited interim condensed consolidated financial statements and notes were authorized for their issuance by the Company’s Chief Executive Officer, Enrique Beltranena, and Chief Financial Officer, Fernando Suárez, on February 20, 2018. Subsequent events have been considered through that date.

Relevant events

Purchase of 80 A320 New Engine Option (“NEO”) aircraft

On December 28, 2017, the Company amended the agreement with Airbus, S.A.S. (“Airbus”) for the purchase of 80 A320NEO family aircraft to be delivered from 2022 to 2026, to support the Company’s targeted growth markets in Mexico, United States and Central America. Commitments to acquisition of property, plant and equipment are disclosed in Note 15.
Operations in Central America

On December 1, 2016, the Company’s subsidiary Vuela Aviación, started operations in Costa Rica.

2. Basis of preparation

The unaudited interim condensed consolidated financial statements, which include the consolidated statements of financial position as of December 31, 2017 and 2016, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three and twelve months period ended December 31, 2017 and 2016, have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting and using the same accounting policies applied in preparing the annual financial statements, except as explained below.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2016 and 2015, and for the three years’ period ended December 31, 2016.

Basis of consolidation

The accompanying unaudited interim condensed consolidated financial statements comprise the financial statements of the Company and its subsidiaries. At December 31, 2017 and 2016, for accounting purposes the companies included in the unaudited interim condensed consolidated financial statements are as follows:

	Principal		% Equity interest
Name	Activities	Country	December 31, 2017	December 31, 2016
Concesionaria	Air transportation services for passengers, cargo and mail throughout Mexico and abroad	Mexico	100%	100%

Volaris Costa Rica	Air transportation services for passengers, cargo and mail in Costa Rica and abroad	Costa Rica	100%	100%

Vuela, S.A. (“Vuela”)*	Air transportation services for passengers, cargo and mail in Guatemala and abroad	Guatemala	100%	100%

Comercializadora Volaris, S.A. de C.V.	Merchandising of services	Mexico	100%	100%

Servicios Earhart, S.A. *	Recruitment and payroll	Guatemala	100%	100%

Servicios Corporativos Volaris, S.A. de C.V. (“Servicios Corporativos”)	Recruitment and payroll	Mexico	100%	100%
Servicios Administrativos Volaris, S.A. de C.V (“Servicios Administrativos”)	Recruitment and payroll	Mexico	100%	100%
Operaciones Volaris, S.A. de C.V (“Servicios Operativos”)(1)	Recruitment and payroll	Mexico	100%	100%
Deutsche Bank México, S.A., Trust 1710	Pre-delivery payments financing	Mexico	100%	100%
Deutsche Bank México, S.A., Trust 1711	Pre-delivery payments financing	Mexico	100%	100%
Irrevocable Administrative Trust number F/307750 “Administrative Trust”	Share administration trust	Mexico	100%	100%
Irrevocable Administrative Trust number F/745291	Share administration trust	Mexico	100%	100%
*The Company has not started operations in Central America.
(1) With effect from August 3, 2016, the name of the Company was changed from Servicios Operativos Terrestres Volaris, S.A. de C.V. to Operaciones Volaris, S.A. de C.V.

New and amended standards and interpretations

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2016, except for the adoption of new standards and interpretations effective as of January 1, 2017. The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The nature and the effect of these changes are disclosed below. Although these new standards and amendments apply for the first time in 2017, they do not have a material impact on the unaudited interim condensed consolidated financial statements of the Company.  The nature and the impact of each new standard or amendment is described below:

Amendments to IAS 7 – Statement of cash flows: Disclosure Initiative

The amendments require entities to provide disclosures about changes in their liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes (such as foreign exchange gains or losses). On initial application of the amendment, entities are not required to provide comparative information for preceding periods. The Company is not required to provide additional disclosures in its unaudited interim condensed consolidated financial statements, but will disclose additional information in its annual consolidated financial statements for the year ended December 31, 2017.

Amendments to IAS 12 – Income Taxes: Recognition of Deferred Tax Assets for Unrecognized Losses

The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference.

Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount.

Entities are required to apply the amendments retrospectively. However, on initial application of the amendments, the change in the opening equity of the earliest comparative period may be recognized in opening retained earnings (or in another component of equity, as appropriate), without allocating the change between opening retained earnings and other components of equity. Entities applying this relief must disclose that fact.

The application of these amendments have no effect on the Company’s financial position and performance as the Company has no deductible temporary differences or assets that are in the scope of the amendments.

IFRS 9 (2014) Financial Instruments

The Company adopted IFRS 9 (2013) in connection with its 2014 unaudited interim condensed consolidated financial statements. IFRS 9 (2014) requires entities to apply an expected credit loss (ECL) model that replaces the IAS 39’s incurred loss model. The ECL model applies to debt instruments accounted for at amortized cost or at fair value through OCI, most loan commitments, financial guarantee contracts, contract assets under IFRS 15 Revenue from Contracts with Customers and lease receivables under IAS 17 Leases or IFRS 16 Leases.

IFRS 9 (2014) is effective for annual periods beginning on or after January 1, 2018.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 was issued in May 2014 and establishes a new five-step model that will apply to revenue arising from contracts with customers, which may require more judgement and estimates than with the revenue recognition process that are required under the existing IAS 18 Revenue Recognition. Under IFRS 15, revenue is accounted for an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or providing services to a customer. The principles in IFRS 15 provide a more structured approach to measuring and recognizing revenue.

The new revenue standard will supersede all current revenue recognition requirements under IFRS. The standard permits two adoption methods: retrospectively to each reporting period presented (full retrospective method), or retrospectively with the cumulative effect recognized at the date of initial application (the cumulative catch-up transition method). IFRS 15 is required to be adopted for annual periods beginning on or after January 1, 2018. Early adoption is permitted.

The Company plans to adopt the new standard on the required effective date, and currently anticipates utilizing the full retrospective method, in order to provide for comparative results in all periods presented.

While the Company is still evaluating the impact of the new standard, it expects the new standard to impact the timing of recognition of certain air travel-related services and non air-travel related services which under current accounting are recognized when the service is provided. Under the new standard, such services will likely be recognized when the air travel service is provided.

IFRS 15 provides presentation and disclosure requirements, which are more detailed than under current IFRS. The presentation requirements represent a significant change from current practice and increase the volume of disclosures required in the Company’s unaudited interim condensed consolidated financial statements. Many of the disclosure requirements in IFRS 15 are completely new. In 2017, the Company started testing of appropriate systems, internal controls, policies and procedures necessary to collect and disclose the required information.

Furthermore, the Company will monitor and assess any further developments issued by the IASB and the transition resource group. The Company continues to monitor and assess the potential impact of changes to IFRS 15 and related implementation guidance as they become available.

IFRS 16 Leases

IFRS 16 was issued in January 2016; and it replaces IAS 17 Leases, IFRIC 4 Determining Whether an Arrangement Contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17.

The standard includes two recognition exemptions for lessees – leases of ’low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less). At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset).

Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

IFRS 16 also requires lessees to make more extensive disclosures than under IAS 17.

IFRS 16 is effective for annual periods beginning on or after January 1, 2019. Early application is permitted, but not before an entity applies IFRS 15. A lessee can choose to apply the standard using either a full retrospective or a modified retrospective approach. The standard’s transition provisions permit certain reliefs.

The Company is in process to complete an IFRS 16 assessment. The adoption of this standard will have a significant impact on the accounting for leased aircraft, engines and other lease agreements, requiring the presentation of those leases with durations of greater than twelve months on the unaudited interim condensed consolidated statement of financial position. The Company anticipates adopting the new standard using the full retrospective method.

Annual Improvements 2012-2014 Cycle

These improvements are effective for annual periods beginning on or after 1 January 2016. They include:

IAS 19 Employee Benefits

The amendment clarifies that market depth of high quality corporate bonds is assessed based on the currency in which the obligation is denominated, rather than the country where the obligation is located. When there is no deep market for high quality corporate bonds in that currency, government bond rates must be used. This amendment is applied prospectively. The adoption of this amendment to IAS 19 did not have any impact on the unaudited interim condensed consolidated financial statements, since the discount rates of the Company’s obligations for seniority premiums in Mexico are already determined using government bonds (Certificados de la Tesorería de la Federación, or “CETES” in Mexico).

IAS 34 Interim Financial Reporting

The amendment clarifies that the required interim disclosures must either be in the unaudited interim condensed consolidated financial statements or incorporated by cross-reference between the unaudited interim condensed consolidated financial statements and wherever they are included within the interim financial report. The other information within the interim financial report must be available to users on the same terms as the unaudited interim condensed consolidated financial statements and at the same time. This amendment must be applied retrospectively.

These amendments are not expected to have any impact on the Company.

Amendments to IAS 1 Disclosure Initiative

The amendments to IAS 1 Presentation of Financial Statements clarify, rather than significantly change, existing IAS 1 requirements. The amendments clarify: (a) the materiality requirements in IAS 1; (b) that specific line items in the statement(s) of profit or loss and OCI and the statement of financial position may be disaggregated; (c) that entities have flexibility as to the order in which they present the notes to financial statements; and (d) that the share of OCI of associates and joint ventures accounted for using the equity method must be presented in aggregate as a single line item, and classified between those items that will or will not be subsequently reclassified to profit or loss.

Furthermore, the amendments clarify the requirements that apply when additional subtotals are presented in the statement of financial position and the statements of profit or loss and OCI.

The adoption of this amendment did not have any significant impact on the presentation and disclosures in these unaudited interim condensed consolidated financial statements.

Amendments to IFRS 2 Classification and Measurement of Share-based Payment Transactions

In June 2016, the IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled; share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash-settled to equity settled.

On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if elected for all three amendments and other criteria are met. The amendments are effective for annual periods beginning on or after 1 January 2018, with early application permitted. The Company is assessing the potential effect of the amendments on its unaudited interim condensed consolidated financial statements.

3.  Significant accounting judgments, estimates and assumptions

The preparation of these unaudited interim condensed consolidated financial statements in accordance with IAS 34 requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities at the date of the Company’s unaudited interim condensed consolidated financial statements.

4. Convenience translation

U.S. dollar amounts at December 31, 2017 shown in the unaudited interim condensed consolidated financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos, using an exchange rate of Ps.19.7354 per U.S. dollar, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on December 31, 2017. Such translation should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate. The referred information in U.S. dollars is solely for information purposes and does not represent the amounts are in accordance with IFRS or the equivalent in U.S. dollars in which the transactions were conducted or in which the amounts presented in Mexican pesos can be translated or realized.

5. Seasonality of operations

The results of operations for any interim period are not necessarily indicative of those for the entire year because the business is subject to seasonal fluctuations. The Company expect demand to be greater during the summer in the northern hemisphere, in December and around Easter, which can fall either in the first or second quarter, compared to the rest of the year. The Company and subsidiaries generally experience their lowest levels of passenger traffic in February, September and October, given their proportion of fixed costs, seasonality can affect their profitability from quarter to quarter. This information is provided to allow for a better understanding of the results, however management has concluded that this does not constitute “highly seasonal” as considered by IAS 34.

6. Risk management

Financial risk management

The Company’s activities are exposed to different financial risks stemmed from exogenous variables which are not under their control but whose effects might be potentially adverse such as: (i) market risk, (ii) credit risk, and (iii) liquidity risk. The Company’s global risk management program is focused on uncertainty in the financial markets and tries to minimize the potential adverse effects on net earnings and working capital requirements. The Company uses derivative financial instruments to hedge part of such risks. The Company does not enter into derivatives for trading or speculative purposes.

The sources of these financial risks exposures are included in both “on balance sheet” exposures, such as recognized financial assets and liabilities, as well as in “off-balance sheet” contractual agreements and on highly expected forecasted transactions. These on and off-balance sheet exposures, depending on their profiles, do represent potential cash flow variability exposure, in terms of receiving less inflows or facing the need to meet outflows which are higher than expected, therefore increase the working capital requirements.

Also, since adverse movements also erode the value of recognized financial assets and liabilities, as well some other off-balance sheet financial exposures such as operating leases, there is a need for value preservation, by transforming the profiles of these fair value exposures.

The Company has a Finance and Risk Management unit, which identifies and measures financial risk exposures, in order to design the strategies to mitigate or transform the profile of certain risk exposures, which are taken up to the Corporate Governance level for approval.

Market risk

a)  Jet fuel price risk

Since the contractual agreements with jet fuel suppliers include reference to jet fuel index, the Company is exposed to fuel price risk which might have an impact in the forecasted consumption volumes. The Company’s jet fuel risk management policy aims to provide the Company with protection against increases in jet fuel prices. Pursuing this objective, the risk management policy allows the use of derivative financial instruments available on over the counter (“OTC”) markets with approved counterparties and within approved limits. Aircraft jet fuel consumed in the three months ended December 31, 2017 and 2016 represented 30% and 30%, of the Company’s operating expenses, respectively. Additionally, aircraft jet fuel consumed for the twelve months ended December 31, 2017 and 2016 represented 29% and 28%, of the Company’s operating expenses, respectively.

During the three months ended December 31, 2017 and 2016, the Company did not enter into US Gulf Coast Jet fuel 54 Asian call options.

During the year ended December 31, 2017 and 2016, the Company entered into US Gulf Coast Jet fuel 54 Asian call options designated to hedge 61.1 million gallons and 134.3 million gallons, respectively. Such hedges represent a portion of the projected consumption for the next nine and twenty-one months respectively.

The Company decided to early adopt IFRS 9 (2013), beginning on October 1, 2014, which allows the Company to separate the intrinsic value and time value of an option contract and to designate as the hedging instrument only the change in the intrinsic value of the option. Because the external value (time value) of the Asian call options are related to a “transaction related hedged item,” it is required to be segregated and accounted for as a “cost of hedging” in other comprehensive income (“OCI”) and accrued as a separate component of stockholders’ equity until the related hedged item affects profit and loss.

The underlying (US Gulf Coast Jet Fuel 54) of the options held by the Company is a consumption asset (energy commodity), which is not in the Company’s inventory. Instead, it is directly consumed by the Company’s fleet at different airport terminals. Therefore, although a non-financial asset is involved, its initial recognition does not generate a book adjustment in the Company’s inventories. Rather, it is initially accounted for in the Company’s OCI and a reclassification adjustment is made from OCI to profit and loss and recognized in the same period or periods in which the hedged item is expected to be allocated to profit and loss. Furthermore, the Company hedges its forecasted jet fuel consumption month after month, which is congruent with the maturity date of the monthly serial Asian call options.

As of December 31, 2017 and 2016, the fair value of the outstanding US Gulf Coast Jet Fuel Asian call options was a gain of Ps.497,403 and Ps.867,809, respectively, and is presented as part of the financial assets in the unaudited interim condensed consolidated statement of financial position.

The amount of positive cost of hedging derived from the extrinsic value changes of these options as of December 31, 2017 recognized in other comprehensive income totals Ps.163,836 (the positive cost of hedging in 2016 totals Ps. 218,038), and will be recycled to the fuel cost during 2018, as these options expire on a monthly basis.

During the three months ended December 31, 2017 and 2016, the extrinsic value of these options recycled to the fuel cost was a (benefit) and expense of Ps.(102,906) and Ps.94,949, respectively.

During the year ended December 31, 2017 and 2016, the extrinsic value of the options recycled to the fuel cost was Ps.26,980 and Ps.305,166, respectively.

The following table includes the notional amounts and strike prices of the derivative financial instruments outstanding as of the end of the year:

	Position as of December 31, 2017
	Jet fuel Asian call option contracts maturities
Jet fuel risk	1 Half 2018		2 Half 2018		2018 Total
Notional volume in gallons (thousands)*		69,518		61,863		131,381
Strike price agreed rate per gallon (U.S. dollars)**	US$	1.6861	US$	1.8106	US$	1.7447
Approximate percentage of hedge (of expected consumption value)		60%		50%		55%

* US Gulf Coast Jet 54 as underlying asset
** Weighted average

		Position as of December 31, 2016 Jet fuel Asian call option contracts maturities
Jet fuel risk		1H17		2H17	2017 Total			1H18		3Q18	2018 Total
Notional volume in gallons (thousands)*		55,436		63,362		118,798		62,492		7,746		70,238
Strike price agreed rate per gallon (U.S. dollars)**	US$	1.6245	US$	1.4182	US$	1.5145	US$	1.6508	US$	1.5450	US$	1.6392
Approximate percentage of hedge (of expected consumption value)		51%		53%		52%		45%		10%		24%

* US Gulf Coast Jet 54 as underlying asset
** Weighted average

b)  Foreign currency risk

While Mexican Peso is the functional currency of the Company, a significant portion of its operating expenses is denominated in U.S. dollar; thus, Volaris relies on sustained U.S. dollar cash flows coming from operations in the United States of America and Central America to support part of its commitments in such currency, however there’s still a mismatch. Foreign currency risk arises from possible unfavorable movements in the exchange rate which could have a negative impact in the Company’s cash flows. To mitigate this risk, the Company may use foreign exchange derivative financial instruments.

Most of the Company’s revenue is generated in Mexican pesos, although during the year ended December 31, 2017, 30% of its revenues came from operations in the United States of America and Central America (33% for the twelve months ended December 31, 2016).

For the three months ended December 31, 2017, 32% of the Company´s revenues came from operations in the United States of America and Central America (35% for the three months ended December 31, 2016).

U.S. dollar denominated collections accounted for 40% and 38% of the Company’s total collections in 2017 and 2016, respectively. However, certain of its expenditures, particularly those related to aircraft leasing and acquisition, are also U.S. dollar denominated. In addition, although jet fuel for those flights originated in Mexico are paid in Mexican pesos, the price formula is impacted by the Mexican Pesos /U.S. dollars exchange rate.

The Company’s foreign exchange on and off-balance sheet exposure as of December 31, 2017 and 2016 is as set forth below:

	Thousands of U.S. dollars
	December 31,
	2017		2016
Assets:
Cash and cash equivalents	US$	344,038	US$	297,565
Other accounts receivable		13,105		11,619
Aircraft maintenance deposits paid to lessors		352,142		343,787
Deposits for rental of flight equipment		25,343		30,025
Derivative financial instruments		25,204		41,996
Total assets		759,832		724,992

Liabilities:
Financial debt		128,296		76,789
Foreign suppliers		53,729		56,109
Taxes and fees payable		10,304		6,874
Derivative financial instruments		-		684
Total liabilities		192,329		140,456
Net foreign currency position	US$	567,503	US$	584,536

At February 20, 2018, date of issuance of these financial statements, the exchange rate was Ps.18.4797 per U.S. dollar.

	Thousands of U.S. dollars
	December 31,
	2017		2016
Off-balance sheet transactions exposure:
Aircraft and engine operating lease payments	US$	1,840,316	US$	1,727,644
Aircraft and engine commitments		1,123,377		315,326
Total foreign currency	US$	2,963,693	US$	2,042,970

During the year ended December 31, 2017, the Company entered into foreign currency forward contracts in U.S. dollars to hedge approximately 9% of the aircraft rental expense for the second half of 2017. During the year ended December 31, 2016, the Company did not enter into foreign exchange rate derivatives financial instruments.

c)  Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations and flight equipment operating lease agreements with floating interest rates.

The Company’s results are affected by fluctuations in certain benchmark market interest rates due to the impact that such changes may have on operational lease payments indexed to the London Inter Bank Offered Rate (“LIBOR”). The Company uses derivative financial instruments to reduce its exposure to fluctuations in market interest rates and accounts for these instruments as an accounting hedge. In most cases, when a derivative can be tailored  within the terms and it perfectly matches cash flows of a leasing agreement, it may be designated as a “cash flow hedge” and the effective portion of fair value variations are recorded in equity until the date the cash flow of the hedged lease payment is recognized in unaudited interim condensed consolidated statements of operations.

All of the Company’s position in the form of interest rate swaps matured on March 31 and April 30, 2017 consequently there is no outstanding balance as of December 31, 2017.

At December 31, 2016, the Company had outstanding hedging contracts in the form of interest rate swaps with notional amount of US$70,000 and fair value of Ps.14,144, recorded in liabilities.

For the three months ended December 31, 2017 and 2016, the loss on the interest rate swaps was Ps.0 and Ps.11,761, respectively, which was recognized as part of rental expense in the unaudited interim condensed consolidated statements of operations.

For the year ended December 31, 2017 and 2016, the reported loss on the interest rate swaps was Ps.13,827 and Ps.48,777, respectively, which was recognized as part of rental expense in the unaudited interim condensed consolidated statements of operations.

d)  Liquidity risk

Liquidity risk represents the risk that the Company has insufficient funds to meet its obligations.

Because of the cyclical nature of the business, the operations, and its investment and financing needs related to the acquisition of new aircraft and renewal of its fleet, the Company requires liquid funds to meet its obligations.

The Company attempts to manage its cash and cash equivalents and its financial assets, relating the term of investments with those of its obligations. Its policy is that the average term of its investments may not exceed the average term of its obligations. This cash and cash equivalents position is invested in highly-liquid short-term instruments through financial entities.

The Company has future obligations related to maturities of bank borrowings and derivative contracts. The Company’s off-balance sheet exposure represents the future obligations related to operating lease contracts and aircraft purchase contracts. The Company concluded that it has a low concentration of risk since it has access to alternate sources of funding.

The table below presents the Company’s contractual principal payments required on its financial liabilities and the derivative financial instruments fair value:

	December 31, 2017
	Within one year		One to five years		Total
Interest-bearing borrowings:
Pre-delivery payments facilities	Ps.	1,449,236	Ps.	1,079,152	Ps.	2,528,388
Short-term working capital facilities		948,354		-		948,354
Total	Ps.	2,397,590	Ps.	1,079,152	Ps.	3,476,742

	December 31, 2016
	Within one year		One to five years		Total
Interest-bearing borrowings:
Pre-delivery payments facilities	Ps.	328,845	Ps.	943,046	Ps.	1,271,891
Short term working capital facilities		716,290		-		716,290

Derivative financial instruments:
Interest rate swaps contracts		14,144		-		14,144
Total	Ps.	1,059,279	Ps.	943,046	Ps.	2,002,325

e)  Credit risk

Credit risk is the risk that any counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments including derivatives.

Financial instruments that expose the Company to credit risk involve mainly cash equivalents and accounts receivable. Credit risk on cash equivalents relate to amounts invested with major financial institutions.

Credit risk on accounts receivable relates primarily to amounts receivable from the major international credit card companies.

The Company has a high receivable turnover; hence management believes credit risk is minimal due to the nature of its businesses, which have a large portion of their sales settled in credit cards.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

Some of the outstanding derivative financial instruments expose the Company to credit loss in the event of nonperformance by the counterparties to the agreements. However, the Company does not expect any of its counterparties to fail to meet their obligations. The amount of such credit exposure is generally the unrealized gain, if any, in such contracts. To manage credit risk, the Company selects counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. The Company does not purchase or hold derivative financial instruments for trading purposes. At December 31, 2017, the Company concluded that its credit risk related to its outstanding derivative financial instruments is low, since it has no significant concentration with any single counterparty and it only enters into derivative financial instruments with banks with high credit-rating assigned by international credit-rating agencies.

f)  Capital management

Management believes that the resources available to the Company are sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital expenditures and other cash requirements for the 2017 fiscal year.

The primary objective of the Company’s capital management is to ensure that it maintains healthy capital ratios to support its business and maximize the shareholder’s value. No changes were made in the objectives, policies or processes for managing capital during the twelve months ended December 31, 2017. The Company is not subject to any externally imposed capital requirement, other than the legal reserve.

7.  Fair value measurements

The only financial assets and liabilities recognized at fair value on a recurring basis are the derivative financial instruments.

Fair value is the price that would be received from sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

(i)	In the principal market for the asset or liability, or
(ii)	In the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible to the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The assessment of a non-financial asset’s fair value considers the market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 – Quoted (unadjusted) prices in active markets for identical assets or liabilities.

•	Level 2 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

Set out below, is a comparison by class of the carrying amounts and fair values of the Company’s financial instruments, other than those for which carrying amounts are reasonable approximations of fair values:

	Carrying amount				Fair value
	2017		2016		2017		2016
Assets
Derivative financial instruments	Ps.	497,403	Ps.	867,809	Ps.	497,403	Ps.	867,809

Liabilities
Financial debt		(3,476,742)		(1,988,181)		(2,548,497)		(1,331,931)
Derivative financial instruments		-		(14,144)		-		(14,144)
Total	Ps.	(2,979,339)	Ps.	(1,134,516)	Ps.	(2,051,094)	Ps.	(478,266)

The following table summarizes the fair value measurements at December 31, 2017:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total
Assets
Derivatives financial instruments:
Jet fuel Asian call options contracts*	Ps.	-	Ps.	497,403	Ps.	-	Ps.	497,403
Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings**		-		(2,548,497)		-		(2,548,497)
Net	Ps.	-	Ps.	(2,051,094)	Ps.	-	Ps.	(2,051,094)
* Jet fuel forwards levels and LIBOR curve.
** LIBOR curve
There were no transfers between level 1 and level 2 during the period.

The following table summarizes the fair value measurements at December 31, 2016:

	Fair value measurement
	Quoted prices in active markets Level 1		Significant observable inputs Level 2		Significant unobservable inputs Level 3		Total
Assets
Derivatives financial instruments:
Jet fuel Asian call options contracts*	Ps.	-	Ps.	867,809	Ps.	-	Ps.	867,809
Liabilities
Derivatives financial instruments:
Interest rate swap contracts**		-		(14,144)		-		(14,144)
Liabilities for which fair values are disclosed:
Interest-bearing loans and borrowings**		-		(1,331,931)		-		(1,331,931)
Net	Ps.	-	Ps.	(478,266)	Ps.	-	Ps.	(478,266)
* Jet fuel forwards levels and LIBOR curve.
** LIBOR curve.
There were no transfers between level 1 and level 2 during the period.

The following table summarizes the gain (loss) from derivatives financial instruments recognized in the unaudited interim condensed consolidated statements of operations for the three months ended December 31, 2017 and 2016:

Consolidated statements of operations

		Three months ended
		December 31,
Instrument	Financial statements line	2017		2016

Jet fuel Asian call options contracts	Fuel	Ps.	102,906	Ps.	(94,949)
Foreign currency forward	Aircraft and engine rent expenses		(2,066)
Interest rate swap contracts	Aircraft and engine rent expenses		-		(11,761)
Total		Ps.	100,840	Ps.	(106,710)

The following table summarizes the (loss) gain from derivatives financial instruments recognized in the unaudited interim condensed consolidated statements of operations for the year ended December 31, 2017 and 2016:

Consolidated statements of operations

		For the year ended
		December 31,
Instrument	Financial statements line	2017		2016
Jet fuel Asian call options contracts	Fuel	Ps.	(26,980)	Ps.	(305,166)
Foreign currency forward	Aircraft and engine rent expenses		(11,290)		-
Interest rate swap contracts	Aircraft and engine rent expenses		(13,827)		(48,777)
Total		Ps.	(52,097)	Ps.	(353,943)

The following table summarizes the net (loss) gain on CFH before taxes recognized in the unaudited interim condensed consolidated statements of comprehensive income for the three months ended December 31, 2017 and 2016:

Consolidated statements of other comprehensive income

		Three months ended
Financial statements		December 31,
Instrument	line	2017		2016
Jet fuel Asian call options	OCI	Ps.	167,172	Ps.	253,867
Interest rate swap contracts	OCI		-		-
Foreign currency forward	OCI		4,501		10,827
Total		Ps.	171,673	Ps.	264,694

The following table summarizes the net (loss) gain on CFH before taxes recognized in the unaudited interim condensed consolidated statements of comprehensive income as of December 31, 2017 and 2016:

Consolidated statements of other comprehensive (loss) income

Instrument	Financial statements line	2017		2016
Jet fuel Asian call options contracts	OCI	Ps.	(54,202)	Ps.	583,065
Interest rate swap contracts	OCI		14,144		-
Foreign currency forward	OCI		(2,090)		41,629
Total		Ps.	(42,148)	Ps.	624,694

8.  Financial assets and liabilities

At December 31, 2017 and 2016 the Company’s financial assets are represented by cash and cash equivalents, trade and other accounts receivable, accounts receivable with carrying amounts that approximate their fair value.

a)  Financial assets
	2017		2016
Derivative financial instruments designated as cash flow hedges (effective portion recognized within OCI)
Jet fuel Asian call options	Ps.	497,403	Ps.	867,809
Total financial assets	Ps.	497,403	Ps.	867,809

Presented on the consolidated statements of financial position as follows:
Current	Ps.	497,403	Ps.	543,528
Non-current	Ps.	-	Ps.	324,281

b)  Financial debt

i)	At December 31, 2017 and 2016, the Company’s short-term and long-term debt consists of the following:

		2017		2016
I.	Revolving line of credit with Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander (“Santander”) and Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”), in U.S. dollars, to finance pre-delivery payments, maturing on November 30, 2021, bearing annual interest rate at the three-month LIBOR plus a spread according to the contractual conditions of each disbursement in a range of 199 to 225 basis points.	Ps.	2,528,388	Ps.	1,271,891

II.	In December 2016, the Company entered into a short-term working capital facility with Banco Nacional de México S.A. (“Citibanamex”) in Mexican pesos, bearing annual interest rate at TIIE 28 days plus a spread according to the contractual conditions of each disbursement in a range of 20 to 80 basis points.		948,354		406,330

III.	In December 2016, the Company entered into a U.S. dollar denominated short-term working capital facility with Bank of America México S.A. Institución de Banca Múltiple (“Bank of America”) in U.S. dollars, bearing annual interest rate at the one-month LIBOR plus 160 basis points.		-		309,960
IV.	Accrued interest		5,972		6,102
			3,482,714		1,994,283
Less: Short-term maturities			2,403,562		1,051,237
Long-term		Ps.	1,079,152	Ps.	943,046

TIIE: Mexican interbank rate

(ii) The following table provides a summary of the Company’s scheduled principal payments of financial debt and accrued interest at December 31, 2017:

	2018		2019		2020		2021		Total
Finance debt denominated in foreign currency:
Santander/Bancomext	Ps.	1,452,826	Ps.	670,388	Ps.	333,303	Ps.	75,461	Ps.	2,531,978
Citibanamex		950,736		-		-		-		950,736
Total	Ps.	2,403,562	Ps.	670,388	Ps.	333,303	Ps.	75,461	Ps.	3,482,714

The “Santander/Bancomext” loan agreement provides for certain covenants, including limits to the ability to, among others:

i)	Incur debt above a specified debt basket unless certain financial ratios are met.
ii)	Create liens.
iii)	Merge with or acquire any other entity without the previous authorization of the Banks.
iv)	Dispose of certain assets.
v)	Declare and pay dividends, or make any distribution on the Company’s share capital unless certain financial ratios are met.

At December 31, 2017 and 2016, the Company was in compliance with the covenants under the above-mentioned loan agreement.

For purposes of financing the pre-delivery payments, Mexican trust structures were created whereby, the Company assigned its rights and obligations under the Airbus Purchase Agreement with Airbus S.A.S. (“Airbus”), including its obligation to make pre-delivery payments to the Mexican trusts, and the Company guaranteed the obligations of the Mexican trusts under the financing agreement (Deutsche Bank Mexico, S.A. Trust 1710 and 1711).

c)  Other financial liabilities

	2017		2016
Derivative financial instruments designated as CFH (effective portion recognized within OCI):
Interest rate swap contracts	Ps.	-	Ps.	14,144
Total financial liabilities	Ps.	-	Ps.	14,144
Presented on the consolidated statements of financial position as follows:
Current	Ps.	-	Ps.	14,144
Non-current	Ps.	-	Ps.	-

9.  Related parties

a) An analysis of balances due from/to related parties at December 31, 2017 and 2016 is provided below. All companies are considered affiliates, since the Company’s primary shareholders or directors are also direct or indirect shareholders of the related parties:

	Type of transaction	Country of origin	2017		2016		Terms
Due to:
One Link, S.A. de C.V. (“One Link”)	Call center fees	El Salvador	Ps.	24,980	Ps.	33,775	30 days
Aeromantenimiento, S.A. (“Aeroman”)	Aircraft and engine maintenance	El Salvador		15,951		30,627	30 days
SearchForce, Inc. (“SearchForce”)	Internet services	Mexico		-		620	30 days
			Ps.	40,931	Ps.	65,022

For the twelve months ended December 31, 2017 and 2016, the Company did not recognize any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

b)	During the three months ended December 31, 2017 and 2016, the Company had the following transactions with related parties:

Related party transactions	Country of origin	2017		2016
Expenses:
Aircraft and engine maintenance	El Salvador/Guatemala	Ps.	69,706	Ps.	93,852
Call center fees and other fees	Mexico/El Salvador		52,401		48,113
Other	Mexico/El Salvador/ Guatemala		1,427		2,802

During the year ended December 31, 2017 and 2016, the Company had the following transactions with related parties:

Related party transactions	Country of origin	2017		2016
Expenses:
Aircraft and engine maintenance	El Salvador/Guatemala	Ps.	249,266	Ps.	304,399
Call center fees and other fees	Mexico/El Salvador		202,689		173,197
Other	Mexico/El Salvador/ Guatemala		8,088		8,105

c)  Servprot

Servprot S.A. de C.V. (“Servprot”) is a related party because Enrique Beltranena, the Company’s Chief Executive Officer, and Rodolfo Montemayor, a member of the board of directors, are shareholders of such company. Servprot provides security services for Mr. Beltranena and his family, as well as for Mr. Montemayor.

During the three months ended December 31, 2017 and 2016 the Company expensed Ps.445 and Ps.559, respectively, for this concept.

During the year ended December 31, 2017 and 2016 the Company expensed Ps.1,838 and Ps.1,733, respectively, for this concept.

d) Aeroman

Aeroman is a related party because Roberto José Kriete Ávila, a member of the Company’s board of directors, and members of his immediate family are shareholders of Aeroman. We entered into an aircraft repair and maintenance service agreement with Aeroman on March 6, 2007. This agreement provides that we have to use Aeroman, exclusively for aircraft repair and maintenance services, subject to availability. Under this agreement, Aeroman provides inspection, maintenance, repair and overhaul services for aircraft. The Company makes payments under this agreement depending on the services performed. This agreement is for a 10 years term.

As of December 31, 2017 and 2016, the balances due under the agreement with Aeroman were Ps.15,951 and Ps.30,627, respectively.

During the three months ended December 31, 2017 and 2016, the Company expensed Ps.70,742 and Ps.95,592, respectively for this concept.

During the year ended December 31, 2017 and 2016, the Company expensed Ps.251,731 and Ps.308,731 respectively for this concept.

e) Human Capital International

The Company entered into a professional services agreement with Human Capital International HCI, S.A. de C.V., or Human Capital International, on February 25, 2015, for the selection and hiring of executives. Rodolfo Montemayor Garza, member of the Company’s board of directors, is a founder and chairman of the board of directors of Human Capital International.

During the three months period ended December 31, 2017 and 2016, the Company expensed Ps.0 and Ps.239, respectively, for this concept.

During the year ended December 31, 2017 and 2016, the Company expensed Ps.816 and Ps.3,127, respectively, for this concept.

f) One Link, S.A de C.V.

One Link is a related party because Marcho Baldochi, an alternate member of the board, is a director of the Company. Pursuant to this agreement, One Link receives calls from our customers to book flights and provides our customers with information about our fares, schedules and availability.

As of December 31, 2017 and 2016, the balances due under the agreement with One Link were Ps.24,980 and Ps.33,775, respectively.

During the three months period ended December 31, 2017 and 2016, the Company expensed Ps.51,956 and Ps.47,315, respectively, for this concept.

During the year ended December 31, 2017 and 2016 the Company expensed Ps.200,035 and Ps.168,337, respectively, for this concept.

g) SearchForce, Inc.

SearchForce is a related party because William Dean Donovan, an alternate member of the board, is a director of the Company. Pursuant to this agreement, SearchForce provides consultation services, reports, findings, analysis or other deliverables to us regarding the software and the implementation of the internet marketing strategy developed for us at our request.

As of December 31, 2016 the balance due under this agreement was Ps.620.

During the three months ended December 31, 2017 and 2016, the Company expensed Ps.0 and Ps.922, respectively, for this concept.

During the year ended December 31, 2017 and 2016, the Company expensed Ps.1,946 and Ps.3,446 respectively, for this concept.

i)  Directors and officers

During the three months ended December 31, 2017 and 2016, all of the Company’s senior managers received an aggregate compensation of short and long-term benefits of Ps.46,477 and Ps.67,506, respectively.

During the twelve months ended December 31, 2017 and 2016, all of the Company’s senior managers received an aggregate compensation of short and long-term benefits of Ps.134,370 and Ps.160,762, respectively.

During the three months ended December 31, 2017 and 2016, the chairman and the independent members of the Company’s board of directors received an aggregate compensation of approximately Ps.4,469 and Ps.2,455, respectively, and the rest of the directors received a compensation of Ps.3,143 and Ps.2,214, respectively.

During the year ended December 31, 2017 and 2016, the chairman and the independent members of the Company’s board of directors received an aggregate compensation of approximately Ps.8,993 and Ps.7,751, respectively, and the rest of the directors received a compensation of Ps.7,834 and Ps.7,308, respectively.

10. Rotable spare parts, furniture and equipment, net

a) Acquisitions and disposals

During the year ended December 31, 2017 and 2016, the Company acquired rotable spare parts, furniture and equipment by an amount of Ps.2,584,232 and Ps.2,198,697, respectively.

Rotable spare parts, furniture and equipment by Ps.319,671 and Ps.1,738,309 were disposed during the year ended December 31, 2017 and 2016 respectively. This amount included reimbursements of pre-delivery payments for aircraft acquisition of Ps.213,947 and Ps.1,733,093 respectively.

b) Depreciation expense

Depreciation expense for the three months ended December 31, 2017 and 2016 was Ps.115,444 and Ps.127,929, respectively. Depreciation expense for the year ended December 31, 2017 and 2016 was Ps.496,291 and Ps.496,253, respectively. Depreciation charges for the year are recognized as a component of operating expenses in the unaudited interim condensed consolidated statements of operations.

11.  Intangible assets, net

a) Acquisitions

During the twelve months period ended December 31, 2017 and 2016, the Company acquired intangible assets by an amount of Ps.130,908 and Ps.60,792 respectively.

b) Amortization expense

Software amortization expense for the three months ended December 31, 2017 and 2016 was Ps.15,628 and Ps.14,285, respectively. Software amortization expense for the twelve months ended December 31, 2017 and 2016 was Ps.52,396 and Ps.40,290, respectively. These amounts were recognized in depreciation and amortization in the unaudited interim condensed consolidated statements of operations.

12.  Operating leases

The most significant operating leases are as follows:

a) Aircraft and engine rent. At December 31, 2017, the Company leases 71 aircraft (69 as of December 31, 2016) and 8 spare engines under operating leases (11 as of December 31, 2016) that have maximum terms through 2031. Rents are guaranteed by deposits in cash or letters of credit. The aircraft lease agreements contain certain covenants to which the Company is bound. The most significant covenants include the following:

(i)	Maintain the records, licenses and authorizations required by the competent aviation authorities and make the corresponding payments.
(ii)	Provide maintenance services to the equipment based on the approved maintenance program.
(iii)	Maintain insurance policies on the equipment for the amounts and risks stipulated in each agreement.
(iv)	Periodic submission of financial and operating information to the lessors.
(v)	Comply with the technical conditions relative to the return of aircraft.

As of December 31, 2017 and 2016, the Company was in compliance with the covenants under the above mentioned aircraft lease agreements.

Composition of the fleet and spare engines, operating leases*:
Aircraft Type	Model	At December 31, 2017	At December 31, 2016
A319	132	6	6
A319	133	6	9
A320	233	39	39
A320	232	4	4
A320NEO	271N	6	1
A321	231	10	10
		71	69

Engine Type	Model	At December 31, 2017	At December 31, 2016
V2500	V2527M-A5	3	3
V2500	V2527E-A5	3	4
V2500	V2527-A5	2	4
		8	11
* Certain of the Company’s aircraft and engine lease agreements include an option to extend the lease term period. Terms and conditions are subject to market conditions at the time of renewal.

During the year ended December 31, 2017, the Company incorporate five aircraft to its fleet (one of them based on the terms of the Airbus purchase agreement and four from a lessor´s order book). These new aircraft lease agreements were accounted for as operating leases. Also, the Company returned three aircraft to their respective lessors. All the aircraft incorporated through the lessor´s aircraft order book were not subject to sale and leaseback transactions.

Additionally, during 2017 the Company extended the lease term of three aircraft (effective from 2018) and two spare engines (effective from July 2017 and September 2017 respectively). Such leases were accounted as operating leases and were not subject to sale and leaseback transactions.

During the twelve months period ended December 31, 2016, the Company incorporated 17 aircraft to its fleet (eight of them based on the terms of the Airbus purchase agreement and 9 from a lessor’s aircraft order book). These new aircraft lease agreements were accounted for as operating leases. Also, the Company returned four aircraft to their respective lessors. All the aircraft incorporated through the lessor’s aircraft order book were not subject to sale and leaseback transactions.

Additionally, during 2016 the Company extended the lease term of two aircraft and entered into certain agreements with different lessors to lease five aircraft spare engines which were received during the same period. Such leases were accounted as operating leases and were not subject to sale and leaseback transactions.

During 2016, the Company purchase two spare engines, which were accounted as part of the property, plant and equipment.

As of December 31, 2017 and 2016, all of the Company’s aircraft and spare engines lease agreements were accounted for as operating leases.

Provided below is an analysis of future minimum aircraft and engine rent payments in U.S. dollars and its equivalent to Mexican pesos:

	Aircraft operating leases				Engine operating leases
	in U.S. dollars		in Mexican pesos(1)		in U.S. dollars		in Mexican pesos(1)
2018	US$	257,869	Ps.	5,089,148	US$	4,336	Ps.	85,573
2019		244,452		4,824,358		3,986		78,665
2020		239,845		4,733,437		3,366		66,429
2021		233,190		4,602,098		3,209		63,331
2022 and thereafter		864,960		17,070,332		4,624		91,256
Total	US$	1,840,316	Ps.	36,319,373	US$	19,521	Ps.	385,254

(1) Using the exchange rate as of December 31, 2017 of Ps. 19.7354.

Such amounts are determined based on stipulated rent contained within the agreements without considering renewals and using the prevailing exchange rate and interest rates as of December 31, 2017.

During the three months ended December 31, 2017 and 2016, the Company entered into sale and leaseback transactions, resulting in a gain of Ps.65,886 and Ps.123,416, this gain was recorded under the caption other income in the unaudited interim condensed consolidated statement of operations.

During the year ended December 31, 2017 and 2016, the Company entered into sale and leaseback transactions, resulting in a gain of Ps.65,886 and Ps.484,827, respectively, these gains were recorded under the caption other income in the unaudited interim condensed consolidated statement of operations.

During the year ended December 31, 2011, the Company entered into aircraft and spare engines sale and leaseback transactions, which resulted in a loss of Ps.30,706. This loss was deferred on the unaudited interim condensed consolidated statements of financial position and is being amortized over the contractual lease term. As of December 31, 2017 and 2016, the current portion of the loss on sale amounts to Ps.3,047 and Ps.3,047, respectively, which is recorded in the caption of prepaid expenses and other current assets, and the non-current portion amounts to Ps.11,413 and Ps.14,460, respectively, which is recorded in the caption of other assets.

For the three months ended December 31, 2017 and 2016, the Company amortized a loss of Ps.762, and Ps.762, respectively, as additional aircraft rental expense.

For the year ended December 31, 2017 and 2016, the Company amortized a loss of Ps.3,047, and Ps.3,047, respectively, as additional aircraft rental expense.

13. Equity

As of December 31, 2016, the total number of authorized shares was 1,011,876,677; represented by common registered shares, issued and with no par value, fully subscribed and paid.

As of December 31, 2017, the total number of authorized shares was 1,011,876,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A shares	3,224	877,852,982	877,856,206
Series B shares	20,956	133,999,515	134,020, 471
	24,180	1,011,852,497	1,011,876,677
Treasury shares	-	(13,257,945)	(13,257,945)
	24,180	998,594,552	998,618,732

All shares representing the Company’s capital stock, either Series A shares or Series B shares, grant the holders the same economic rights and there are no preferences and/or restrictions attaching to any class of shares on the distribution of dividends and the repayment of capital. Holders of the Company’s Series A common stock and Series B common stock are entitled to dividends when, and if, declared by a shareholder resolution. The Company’s revolving line of credit with Santander and Bancomext limits the Company’s ability to declare and pay dividends in the event that the Company fails to comply with the payment terms thereunder.

During the years ended December 31, 2017, 2016, the Company did not declare any dividends.

a)	(Loss) Earnings per share

Basic (loss) earnings per share (“LPS or EPS”) amounts are calculated by dividing the net (loss) income for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted LPS or EPS amounts are calculated by dividing the (loss) profit attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

The following table shows the calculations of the basic and diluted earnings per share for the three months ended December 31, 2017 and 2016:

	Three months ended
	December 31,
	2017		2016
Net income for the period	Ps.	555,476	Ps.	973,345

Weighted average number of shares outstanding (in thousands):
Basic		1,011,877		1,011,877
Diluted		1,011,877		1,011,877

EPS:
Basic		0.549		0.962
Diluted		0.549		0.962

The following table shows the calculations of the basic and diluted (loss) earnings per share for the twelve months ended December 31, 2017 and 2016:

	For the year ended
	December 31,
	2017		2016
Net (loss) income for the period	Ps.	(594,599)	Ps.	3,519,489

Weighted average number of shares outstanding (in thousands):
Basic		1,011,877		1,011,877
Diluted		1,011,877		1,011,877

LPS -EPS:
Basic		(0.588)		3.478
Diluted		(0.588)		3.478

14. Income tax

The Company calculates the period income tax expense using the tax rate that would be applicable to the expected total annual earnings. The major components of income tax expense in the unaudited interim condensed statement of operations are:

Consolidated statement of operations

	Three months ended
	December 31,
	2017		2016

Current tax expense	Ps.	(51,313)	Ps.	323,857
Deferred income tax expense		(304,198)		(689,437)
Total income tax expense on profits	Ps.	(355,511)	Ps.	(365,580)

	For the year ended
	December 31,
	2017		2016

Current tax expense	Ps.	(51,313)	Ps.	(706,244)
Deferred income tax benefit (expense)		212,488		(750,938)
Total income tax expense on profits	Ps.	161,175	Ps.	(1,457,182)

The Company’s effective tax rate during the years ended December 31, 2017 and 2016 was 21.31% and 29.28%, respectively. The Company’s effective tax rate during the three months period ended December 31, 2017 and 2016 was 39.02% and 27.30% respectively.

15.  Commitments and contingencies

Aircraft related commitments and financing arrangements

Committed expenditures for aircraft purchase and related flight equipment related to the Airbus purchase agreement, including estimated amounts for contractual prices escalations and pre-delivery payments, will be as follows:
	Commitment expenditures in U.S. dollars		Commitment expenditures equivalent in Mexican pesos(1)
2018	US$	76,194	Ps.	1,503,719
2019		130,013		2,565,859
2020		101,585		2,004,821
2021		145,683		2,875,112
2022 and thereafter		669,902		13,220,784
	US$	1,123,377	Ps.	22,170,295

(1) Using the exchange rate as of December 31, 2017 of Ps.19.7354.

All aircraft acquired by the Company through the Airbus purchase agreement at December 31, 2017 and 2016 have been executed through sale and leaseback transactions.

Litigation
The Company is a party to legal proceedings and claims that arise during the ordinary course of business. The Company believes the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

16.  Operating segments

The Company is managed as a single business unit that provides air transportation services. The Company has two geographic segments identified below:

	Three months ended December 31,
	2017		2016
Operating revenues:
Domestic (Mexico)	Ps.	4,484,878	Ps.	4,217,114
International:
United States of America and Central America		2,140,877		2,251,414
Total operating revenues	Ps.	6,625,755	Ps.	6,468,528

	During the year ended December 31,
	2017		2016
Operating revenues:
Domestic (Mexico)	Ps.	17,313,740	Ps.	15,720,807
International:
United States of America and Central America		7,531,635		7,791,644
Total operating revenues	Ps.	24,845,375	Ps.	23,512,451

Revenues are allocated by geographic segments based upon the origin of each flight. The Company does not have material non-current assets located in foreign countries.

The breakdown of our non-ticket revenues for the three months ended December 31, 2017 and 2016 is as follows:

	Three months ended December 31,
	2017		2016
Non-ticket revenues
Air travel-related services	Ps.	1,690,668	Ps.	1,403,566
Non-air travel-related services		140,160		152,873
Cargo		53,310		47,963
Total non-ticket revenues	Ps.	1,884,138	Ps.	1,604,402

The breakdown of our non-ticket revenues for the twelve months period ended December 31, 2017 and 2016 is as follows:
	For the year ended December 31,
	2017		2016
Non-ticket revenues
Air travel-related services	Ps.	6,293,747	Ps.	5,055,836
Non-air travel-related services		589,338		494,864
Cargo		170,973		171,621
Total non-ticket revenues	Ps.	7,054,058	Ps.	5,722,321

17.  Subsequent events

Subsequent to December 31, 2017 and through February 20, 2018:

On January 18, 2018, the Mexican antitrust authority, Comisión Federal de Competencia Económica (“COFECE”), served Volaris with a preliminary ruling of potential responsibility (Dictamen de Probable Responsabilidad or “DPR”) in which the investigating body of COFECE asserts certain allegations regarding antitrust activities in Mexico´s domestic commercial air passenger transportation market during the period from April 2008 up to February 2010 by different Mexican carriers, including Volaris. The DPR does not constitute a final ruling of culpability against Volaris. Since all the activities which were allegedly committed by the carriers were committed within the framework of the Mexican Federal Antitrust Law (Ley Federal de Competencia Económica) in effect during 2010, any applicable fines would be made pursuant to such 2010 law. The maximum fine contemplated by Article 35 section IV of the same is approximately $4.6 million U.S. Dollars. Therefore, in the event that the final ruling imposes a fine on Volaris, such fine is not expected to have a material adverse effect on the financial performance of the Company. Nevertheless, the COFECE proceedings are ongoing and we cannot predict the final outcome of such proceedings.

Codeshare Agreement with Frontier

On January 16, 2018, Volaris and Frontier Airlines (Frontier) signed the first codeshare agreement in history between two ultra-low-cost airlines. Volaris customers will gain access to new cities in the U.S. beyond our current destinations, and Frontier customers will gain first-time access to new destinations in Mexico. Volaris currently serves 24 destinations in the U.S. and 40 in Mexico, of which 21 coincide with Frontier destinations in both countries.  With this codeshare, Volaris and Frontier will offer customers the ability to purchase the lowest fares across an extensive and well-served network.

Volaris Reports Fourth Quarter 2017 Results: 8% Net Income Margin and Cash Flow Generation

Mexico City, Mexico, February 21, 2018 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, today announced its financial results for the fourth quarter and full year 2017.

The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS).

Fourth Quarter and Full Year 2017 Highlights

■	Total operating revenues were Ps.6,626 million and Ps.24,845 million for the fourth quarter and full year, an increase of 2.4% and 5.7% year over year, respectively.

■
Non-ticket revenues were Ps.1,884 million and Ps. 7,054 million for the fourth quarter and full year, an increase of 17.4% and 23.3% year over year, respectively. Non-ticket revenues per passenger for the fourth quarter and full year were Ps.446 and Ps.429, increasing 10.2% and 12.6% year over year, respectively. Non-ticket revenues represent 28.4% of the total operating revenues for the fourth quarter.

■	Total operating revenues per available seat mile (TRASM) were Ps.135.4 cents and Ps.131.7 for the fourth quarter and full year, a decrease of 6.0% and 6.4% year over year, respectively.

■
Operating expenses per available seat mile (CASM) were Ps.133.0 cents and Ps.131.6 cents for the fourth quarter and full year, a decrease of 0.4% and increase of 5.8% year over year, respectively; with an average economic fuel cost per gallon were Ps.37.0 and Ps.34.5 for the fourth quarter and full year, an increase of 6.9% and 18.1% year over year, respectively.

■
Operating expenses excluding fuel, per available seat mile (CASM ex fuel) were Ps.92.7 cents and Ps.93.2 cents for the fourth quarter and full year, a decrease of 1.0% and increase of 3.5% year over year, respectively.

■
Operating income was Ps.118 million and Ps.19 million for the fourth quarter and full year, a decrease of 75.1% and 99.3% year over year, respectively. Operating margin for the fourth quarter and full year was 1.8% and 0.1%, a decrease in margin of 5.5 percentage points and 11.6 percentage points year over year, respectively.

■
Net income was Ps.555 million (Ps.0.55 per share / US$0.28 per ADS) and a net loss of Ps.595 million (Ps.(0.59) per share / US$(0.30) per ADS) for the fourth quarter and full year, respectively, with a net margin of 8.4% and (2.4%) for the fourth quarter and full year, respectively.

■
Net increase in cash flow provided by operating activities were Ps.1,116 million and Ps.986 million for the fourth quarter and full year, respectively. Year over year the cash and cash equivalents for the fourth quarter and full year increase Ps.1,578 million and decrease Ps.120 million, respectively; despite the net foreign exchange differences represent an increase of Ps.448 million and decrease of Ps.244 million for the fourth quarter and full year, respectively. As of December 31, 2017, unrestricted cash and cash equivalents were Ps.6,951 million.

Volaris´ CEO Enrique Beltranena commented: “During 2017, Volaris faced a challenging year with factors ranging from the macroeconomic environment to softer demand environment. We continue prudently managing capacity and executing our ULCC model to stimulate market demand. We are absolutely committed to continue driving unit costs down which enables us to offer the most competitive fares in the market.”

Stable Macroeconomics and Exchange Rate Appreciation Partially Offset Fuel Price Pressures

■
Stable macroeconomics and domestic consumer demand: The macroeconomic indicators in Mexico during full year are stable, with same store sales[1] increasing 4.5% year over year; remittances[2] increasing in fourth quarter and full year 8.2% and 6.6% year over year, respectively; and the Mexican General Economic Activity Indicator[3] (IGAE) increasing 0.9% and 1.7% year over year in October and November of 2017, respectively.

■
Air traffic volume increase: The Mexican DGAC reported overall passenger volume growth for Mexican carriers of 6.7% year over year for the fourth quarter; domestic overall passenger volume increased 4.8%, while international overall passenger volume increased 13.3%.

■
Exchange rate volatility: The Mexican peso appreciated 4.5% year over year against the U.S. dollar, from an average exchange rate of Ps.19.83 pesos per US dollar in the fourth quarter 2016 to Ps.18.93 pesos per U.S. dollar during the fourth quarter 2017.

■
Higher fuel prices: The average economic fuel cost per gallon increased 6.9% and 18.1% year over year to Ps.37.0 per gallon (US$1.9) and Ps.34.5 per gallon (US$1.7) in the fourth quarter and full year, respectively.

1 Source: Asociación Nacional de Tiendas de Autoservicio y Departamentales, A. C. (ANTAD)
2 Source: Banco de México (BANXICO)
3 Source: Instituto Nacional de Estadística y Geografía (INEGI)

Strengthened ULCC Model with Further Non-Ticket Revenue Growth

■
Passenger traffic stimulation: Volaris booked 4.2 million passengers in the fourth quarter 2017 and 16.4 million passengers in full year 2017, up 6.5% and 9.5% year over year. Volaris traffic (measured in terms of revenue passenger miles, or RPMs) increased 7.1% and 11.1% for the same period, respectively. System load factor during the quarter and full year decreased 1.5 percentage points and 1.4 percentage points to 82.6% and 84.4% year over year, respectively.

■
Non-ticket revenue growth: Non-ticket revenues for the fourth quarter and full year 2017 increased 17.4% and 23.3% year over year, respectively. Non-ticket revenues per passenger for the fourth quarter of 2017 and full year increased 10.2% and 12.6% year over year, respectively. Non-ticket revenue generation continues to grow with improved revenues from first checked bag fees for international flights, and better uptakes of ancillary combos. Non-ticket revenues represent 28.4% of the total operating revenues for the quarter.

■
Competitive market environment pressured yields partially offset by non-ticket revenue: For the fourth quarter and full year, yield decreased 9.0% and 10.0% year over year, respectively. For the fourth quarter and full year, TRASM decreased 6.0% and 6.4% year over year, respectively. During the fourth quarter and full year, the total capacity, in terms of ASMs, increased 9.0% and 12.9% year over year, respectively.

■
New routes: In the fourth quarter 2017, Volaris began operations in four new domestic routes ( Huatulco, Oaxaca to Monterrey, Nuevo Leon; Cozumel, Quintana Roo to Monterrey, Nuevo Leon; Monterrey, Nuevo Leon to Mexicali Baja California and Morelia, Michoacan to Mexicali, Baja California)   and nine new international routes (Chicago O’Hare to Huatulco, Oaxaca; Chicago O’Hare to Zihuatanejo, Guerrero; Los Angeles, California to Puerto Vallarta, Jalisco; Ciudad de Guatemala, Guatemala to Tijuana, Baja California; San Salvador, El Salvador to Tijuana, Baja California; Fresno, California to Morelia Michoacan; San Jose, California to Morelia Michoacan; San Jose, California to Zacatecas, Zacatecas and Los Angeles, California to Acapulco, Guerrero).

Cost Control and Discipline, Despite Fuel Price Pressure

■
CASM and CASM ex fuel for the fourth quarter were Ps. 133.0 (US$6.7 cents) and Ps.92.7 cents (US$4.7 cents), respectively. These represented decreases of 0.4% and 1.0%, respectively; mainly driven by tightening cost controls and average exchange rate appreciation of 4.5%. At the end of the fourth quarter, the Mexican peso also depreciated 8.4% with respect to the end of previous quarter, leading to a net exchange rate gain of Ps.784 million as result of our U.S. dollar net monetary asset position.

Youngest and Most Fuel-efficient Fleet in Mexico

■
During the fourth quarter 2017, the Company incorporated four A320NEO to its fleet. As of December 31, 2017, Volaris’ fleet was composed of 71 aircraft (12 A319s, 49 A320s and 10 A321s), with an average age of 4.6 years, the youngest fleet among Mexican carriers and one of the youngest fleet in the Americas. At the end of the fourth quarter 2017, Volaris’ fleet had an average of 180 seats, 65% of which were in sharklet-equipped aircraft.

Solid Balance Sheet and Good Liquidity

■
As of December 31, 2017, cash and cash equivalents were Ps.6,951 million, representing 28% of last twelve months operating revenues. Volaris registered negative net debt (or a positive net cash position) of Ps.3,468 million and total equity of Ps.10,163 million.

Active in Fuel Risk Management

■
Volaris’ fuel risk management program provided protection from fuel prices increases, with 59% of its fourth quarter fuel consumption hedged, at an average strike price of US$1.40 per gallon, and resulting in a positive net settlement of Ps.102.9 million for the quarter. This hedged portion, combined with the 41% unhedged consumption, resulted in a blended average economic fuel cost of US$1.87 per gallon.

Codeshare Agreement with Frontier

■
On January 16, 2018, Volaris and Frontier Airlines (Frontier) signed the first codeshare agreement in history between two ultra-low-cost airlines. Volaris customers will gain access to new cities in the U.S. beyond our current destinations, and Frontier customers will gain first-time access to new destinations in Mexico. Volaris currently serves 24 destinations in the U.S. and 40 in Mexico, of which 21 coincide with Frontier destinations in both countries.  With this codeshare, Volaris and Frontier will offer customers the ability to purchase the lowest fares across an extensive and well-served network.

Investors are urged to carefully read the Company's periodic reports filed with or furnished to the Securities and Exchange Commission, for additional information regarding the Company.

Conference Call/Webcast Details:

Presenters for the Company:	Mr. Enrique Beltranena, CEO
Mr. Fernando Suárez, EVP & CFO

Date:	Thursday, February 22, 2018
Time:	10:00 am U.S. EDT (9:00 am Mexico City Time)
United States dial in (toll free):	1-877-888-4291
Mexico dial in (toll free):	00-1-800-514-6145
Brazil dial in (toll free):	0800-891-6744
International dial in:	+1-785-424-1878
Participant passcode:	VOLARIS (8652747)
Webcast will be available at:	https://www.webcaster4.com/Webcast/Page/1174/24185

About Volaris:
*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 173 and its fleet from four to 71 aircraft. Volaris offers more than 323 daily flight segments on routes that connect 40 cities in Mexico and 27 cities in the United States and Central America with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eight consecutive years. For more information, please visit: www.volaris.com

Forward-looking Statements:
Statements in this release contain various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which represent the Company's expectations or beliefs concerning future events. When used in this release, the words "expects," "estimates," "plans," "anticipates," "indicates," "believes," "forecast," "guidance," "outlook," "may," "will," "should," "seeks," "targets" and similar expressions are intended to identify forward-looking statements. Similarly, statements that describe the Company's objectives, plans or goals, or actions the Company may take in the future, are forward-looking statements. Forward-looking statements include, without limitation, statements regarding the Company's intentions and expectations regarding the delivery schedule of aircraft on order, announced new service routes and customer savings programs. All forward-looking statements in this release are based upon information available to the Company on the date of this release. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. Forward-looking statements are subject to a number of factors that could cause the Company's actual results to differ materially from the Company's expectations, including the competitive environment in the airline industry; the Company's ability to keep costs low; changes in fuel costs; the impact of worldwide economic conditions on customer travel behavior; the Company's ability to generate non-ticket revenues; and government regulation. Additional information concerning these and other factors is contained in the Company's Securities and Exchange Commission filings.

Investor Relations Contact:
Andrés Pliego & Andrea González / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media Contact:
Gabriela Fernández / volaris@gcya.net / +52 55 5246 0100

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries
Financial and Operating Indicators

Unaudited (In Mexican pesos, except otherwise indicated)	Three months ended December 31, 2017 (US Dollars)*	Three months ended December 31, 2017	Three months ended December 31, 2016	Variance (%)
Total operating revenues (millions)	336	6,626	6,469	2.4%
Total operating expenses (millions)	330	6,508	5,995	8.5%
Operating income (millions)	6	118	473	(75.1%)
Operating margin	1.8%	1.8%	7.3%	(5.5) pp
Depreciation and amortization	7	131	142	(7.8%)
Aircraft and engine rent expense	82	1,612	1,592	1.3%
Net income (millions)	28	555	973	(42.9%)
Net income margin	8.4%	8.4%	15.0%	(6.6) pp
Earnings per share:
Basic (pesos)	0.03	0.55	0.96	(42.9%)
Diluted (pesos)	0.03	0.55	0.96	(42.9%)
Earnings per ADS:
Basic (pesos)	0.28	5.49	9.62	(42.9%)
Diluted (pesos)	0.28	5.49	9.62	(42.9%)
Weighted average shares outstanding:
Basic	-	1,011,876,677	1,011,876,677	0.0%
Diluted	-	1,011,876,677	1,011,876,677	0.0%
Available seat miles (ASMs) (millions) (1)	-	4,895	4,490	9.0%
Domestic	-	3,361	3,083	9.0%
International	-	1,533	1,407	9.0%
Revenue passenger miles (RPMs) (millions) (1)	-	4,042	3,773	7.1%
Domestic	-	2,889	2,634	9.7%
International	-	1,153	1,139	1.2%
Load factor (2)	-	82.6%	84.1%	(1.5) pp
Domestic	-	85.9%	85.5%	0.4 pp
International	-	75.2%	81.0%	(5.8) pp
Total operating revenue per ASM (TRASM) (cents) (1)	6.9	135.4	144.1	(6.0%)
Passenger revenue per ASM (RASM) (cents) (1)	4.9	96.9	108.3	(10.6%)
Passenger revenue per RPM (Yield) (cents) (1)	5.9	117.3	128.9	(9.0%)
Average fare (2)	57	1,123	1,228	(8.5%)
Non-ticket revenue per passenger (1)	22.6	446	404	10.2%
Operating expenses per ASM (CASM) (cents) (1)	6.7	133.0	133.5	(0.4%)
Operating expenses per ASM (CASM) (US cents) (1)	-	6.7	6.5	4.3%
CASM ex fuel (cents) (1)	4.7	92.7	93.6	(1.0%)
CASM ex fuel (US cents) (1)	-	4.7	4.5	3.7%
Booked passengers (thousands) (1)	-	4,226	3,967	6.5%
Departures (1)	-	27,878	26,650	4.6%
Block hours (1)	-	76,079	71,305	6.7%
Fuel gallons consumed (millions)	-	53.3	51.9	2.8%
Average economic fuel cost per gallon	1.87	37.0	34.6	6.9%
Aircraft at end of period	-	71	69	2.9%
Average aircraft utilization (block hours)	-	12.8	12.6	1.8%
Average exchange rate	-	18.93	19.83	(4.5%)
End of period exchange rate	-	19.74	20.66	(4.5%)
*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only
(1) Includes schedule + charter
(2) Includes schedule

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries
Financial and Operating Indicators

Unaudited (In Mexican pesos, except otherwise indicated)	Twelve months ended December 31, 2017 (US Dollars)*	Twelve months ended December 31, 2017	Twelve months ended December 31, 2016	Variance (%)
Total operating revenues (millions)	1,259	24,845	23,512	5.7%
Total operating expenses (millions)	1,258	24,827	20,773	19.5%
Operating income (millions)	1	19	2,740	(99.3%)
Operating margin	0.1%	0.1%	11.7%	(11.6) pp
Depreciation and amortization	28	549	537	2.3%
Aircraft and engine rent expense	308	6,073	5,590	8.6%
Net (loss) income (millions)	(30)	(595)	3,519	NA
Net (loss) income margin	(2.4%)	(2.4%)	15.0%	(17.4) pp
(Loss) earnings per share:
Basic (pesos)	(0.03)	(0.59)	3.48	NA
Diluted (pesos)	(0.03)	(0.59)	3.48	NA
(Loss) earnings per ADS:
Basic (pesos)	(0.30)	(5.88)	34.78	NA
Diluted (pesos)	(0.30)	(5.88)	34.78	NA
Weighted average shares outstanding:
Basic	-	1,011,876,677	1,011,876,677	0.0%
Diluted	-	1,011,876,677	1,011,876,677	0.0%
Available seat miles (ASMs) (millions) (1)	-	18,861	16,704	12.9%
Domestic	-	12,740	11,595	9.9%
International	-	6,121	5,109	19.8%
Revenue passenger miles (RPMs) (millions) (1)	-	15,917	14,326	11.1%
Domestic	-	11,054	10,008	10.5%
International	-	4,863	4,318	12.6%
Load factor (2)	-	84.4%	85.8%	(1.4) pp
Domestic	-	86.8%	86.3%	0.5 pp
International	-	79.4%	84.5%	(5.1) pp
Total operating revenue per ASM (TRASM) (cents) (1)	6.7	131.7	140.8	(6.4%)
Passenger revenue per ASM (RASM) (cents) (1)	4.8	94.3	106.5	(11.4%)
Passenger revenue per RPM (Yield) (cents) (1)	5.7	111.8	124.2	(10.0%)
Average fare (2)	55	1,086	1,189	(8.6%)
Non-ticket revenue per passenger (1)	21.8	429	381	12.6%
Operating expenses per ASM (CASM) (cents) (1)	6.7	131.6	124.4	5.8%
Operating expenses per ASM (CASM) (US cents) (1)	-	6.7	6.0	10.8%
CASM ex fuel (cents) (1)	4.7	93.2	90.0	3.5%
CASM ex fuel (US cents) (1)	-	4.7	4.4	8.4%
Booked passengers (thousands) (1)	-	16,427	15,005	9.5%
Departures (1)	-	108,060	101,811	6.1%
Block hours (1)	-	293,642	271,204	8.3%
Fuel gallons consumed (millions)	-	210.5	196.7	7.0%
Average economic fuel cost per gallon	1.75	34.5	29.2	18.1%
Aircraft at end of period	-	71	69	2.9%
Average aircraft utilization (block hours)	-	12.6	12.8	(1.8%)
Average exchange rate	-	18.93	18.66	1.5%
End of period exchange rate	-	19.74	20.66	(4.5%)
*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only.
(1) Includes schedule + charter
(2) Includes schedule

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries
Consolidated Statement of Operations

Unaudited (In millions of Mexican pesos)	Three months ended December 31, 2017 (US Dollars)*	Three months ended December 31, 2017	Three months ended December 31, 2016	Variance (%)
Operating revenues:
Passenger	240	4,742	4,864	(2.5%)
Non-ticket	95	1,884	1,604	17.4%
	336	6,626	6,469	2.4%

Other operating income	(4)	(78)	(127)	(38.5%)
Fuel	100	1,972	1,794	9.9%
Aircraft and engine rent expense	82	1,612	1,592	1.3%
Landing, take-off and navigation expenses	50	981	866	13.3%
Salaries and benefits	36	715	672	6.5%
Sales, marketing and distribution expenses	24	479	437	9.6%
Maintenance expenses	20	396	340	16.4%
Other operating expenses	15	300	280	7.2%
Depreciation and amortization	7	131	142	(7.8%)
Operating expenses	330	6,508	5,995	8.5%

Operating income	6	118	473	(75.1%)

Finance income	2	33	22	52.5%
Finance cost	(1)	(24)	(11)	>100%
Exchange gain, net	40	784	855	(8.3%)
Comprehensive financing result	40	793	866	(8.4%)

Income before income tax	46	911	1,339	(32.0%)
Income tax expense	(18)	(356)	(366)	(2.8%)
Net income	28	555	973	(42.9%)

*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries
Consolidated Statement of Operations

Unaudited (In millions of Mexican pesos)	Twelve months ended December 31, 2017 (US Dollars)*	Twelve months ended December 31, 2017	Twelve months ended December 31, 2016	Variance (%)
Operating revenues:
Passenger	901	17,791	17,790	0.0%
Non-ticket	357	7,054	5,722	23.3%
	1,259	24,845	23,512	5.7%

Other operating income	(5)	(97)	(497)	(80.5%)
Fuel	368	7,256	5,741	26.4%
Aircraft and engine rent expense	308	6,073	5,590	8.6%
Landing, take-off and navigation expenses	203	4,010	3,272	22.6%
Salaries and benefits	143	2,824	2,420	16.7%
Sales, marketing and distribution expenses	86	1,692	1,413	19.7%
Maintenance expenses	73	1,433	1,344	6.6%
Other operating expenses	55	1,088	952	14.3%
Depreciation and amortization	28	549	537	2.3%
Operating expenses	1,258	24,827	20,773	19.5%

Operating income	1	19	2,740	(99.3%)

Finance income	5	106	103	3.1%
Finance cost	(4)	(86)	(35)	>100%
Exchange (loss) gain, net	(40)	(794)	2,170	NA
Comprehensive financing result	(39)	(774)	2,237	NA

(Loss) income before income tax	(38)	(756)	4,977	NA
Income tax benefit (expense)	8	161	(1,457)	NA
Net (loss) income	(30)	(595)	3,519	NA
*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries
Consolidated Statement of Financial Position

(In millions of Mexican pesos)	December 31, 2017 Unaudited (US Dollars)*	December 31, 2017 Unaudited	December 31, 2016 Audited
Assets
Cash and cash equivalents	352	6,951	7,071
Accounts receivable	73	1,449	963
Inventories	15	295	244
Prepaid expenses and other current assets	39	768	1,563
Financial instruments	25	497	544
Guarantee deposits	69	1,353	1,167
Total current assets	573	11,313	11,551
Rotable spare parts, furniture and equipment, net	222	4,376	2,525
Intangible assets, net	10	190	114
Financial instruments	-	-	324
Deferred income taxes	28	562	559
Guarantee deposits	309	6,098	6,560
Other assets	6	126	148
Total non-current assets	575	11,353	10,231
Total assets	1,149	22,666	21,782
Liabilities
Unearned transportation revenue	110	2,162	2,154
Accounts payable	57	1,118	927
Accrued liabilities	104	2,051	1,785
Other taxes and fees payable	63	1,245	1,476
Income taxes payable	6	111	196
Financial instruments	-	-	14
Financial debt	122	2,404	1,051
Other liabilities	14	281	284
Total short-term liabilities	475	9,372	7,888
Financial debt	55	1,079	943
Accrued liabilities	10	200	170
Other liabilities	11	217	137
Employee benefits	1	19	13
Deferred income taxes	82	1,616	1,837
Total long-term liabilities	159	3,131	3,100
Total liabilities	634	12,503	10,988
Equity
Capital stock	151	2,974	2,974
Treasury shares	(4)	(85)	(83)
Contributions for future capital increases	-	-	-
Legal reserve	15	291	38
Additional paid-in capital	91	1,805	1,801
Retained earnings	257	5,080	5,928
Accumulated other comprehensive losses	5	99	137
Total equity	515	10,163	10,794
Total liabilities and equity	1,149	22,666	21,782

Total shares outstanding fully diluted		1,011,876,677	1,011,876,677
*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries
Consolidated Statement of Cash Flows – Cash Flow Data Summary

Unaudited (In millions of Mexican pesos)	Three months ended December 31, 2017 (US Dollars)*	Three months ended December 31, 2017	Three months ended December 31, 2016

Net cash flow provided by (used in) operating activities	57	1,116	(522)
Net cash flow used in investing activities	(43)	(852)	(526)
Net cash flow provided by financing activities	44	865	785
Increase (decrease) in cash and cash equivalents	57	1,130	(263)
Net foreign exchange differences	23	448	341
Cash and cash equivalents at beginning of period	272	5,373	6,993
Cash and cash equivalents at end of period	352	6,951	7,071
*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only

Unaudited (In millions of Mexican pesos)	Twelve months ended December 31, 2017 (US Dollars)*	Twelve months ended December 31, 2017	Twelve months ended December 31, 2016

Net cash flow provided by operating activities	50	986	979
Net cash flow used in investing activities	(115)	(2,260)	(28)
Net cash flow provided by financing activities	71	1,398	11
Increase in cash and cash equivalents	6	124	962
Net foreign exchange differences	(12)	(244)	952
Cash and cash equivalents at beginning of period	358	7,071	5,157
Cash and cash equivalents at end of period	352	6,951	7,071

*Peso amounts were converted to U.S. dollars at end of period exchange rate for convenience purposes only